
08023470

Focused on Growth


Sanderson
Farms

Annual Report to Shareholders • 2007


Sanderson
Farms

Sanderson Farms, Inc. is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company sells its chicken products primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators in the southeastern, southwestern and western United States. Through its foods division, the Company also sells, under the Sanderson Farms® name, processed and prepared frozen entrees and other specialty food products to distributors, food service establishments and retailers.

The common shares of Sanderson Farms, Inc. are traded on the NASDAQ Stock Market under the symbol SAFM.

Note: The forward looking statement warning that appears in our Form 10-K under Item 7, "Cautionary statement regarding risks and uncertainties that may affect future performance" also applies to forward looking statements made in this Annual Report.

Financial Highlights

	OCTOBER 31	
	2007	2006
(In thousands, except per share data)		
THE FISCAL YEAR		
Net sales	$ 1,474,844	$1,047,930
Net income (loss)	$ 78,833	$ (11,501)
Basic earnings (loss) per share	$ 3.91	$ (0.57)
Diluted earnings (loss) per share	$ 3.88	$ (0.57)
Dividends per share	$ 0.50	$ 0.48
Weighted average shares outstanding		
Basic	20,140	20,070
Diluted	20,301	20,070
AT FISCAL YEAR-END		
Working capital	$ 128,049	$ 112,883
Total assets	$ 600,373	$ 485,067
Long-term debt, less current maturities	$ 96,623	$ 77,078
Stockholders' equity	$ 404,546	$ 328,340

Net Sales
($ millions)



1,600
1,400
1,200
1,000
800
600
400
200
03 04 05 06 07

Stockholders' Equity
($ millions)



450
400
350
300
250
200
150
100
50
03 04 05 06 07

Pounds Processed
(millions)



2,000
1,500
1,250
1,000
750
500
250
03 04 05 06 07

TO OUR SHAREHOLDERS:



JOE F. SANDERSON, JR.
CHAIRMAN AND CHIEF
EXECUTIVE OFFICER

We are pleased to report a year of growth and progress for Sanderson Farms. Fiscal 2007 was a good year for the Company, as we expanded our operations with the opening of our new Waco, Texas, facility, added new customers for both our retail chill pack products and our big bird deboning products, and rewarded our shareholders with another year of solid earnings and increased dividends.

Our financial performance in fiscal 2007 reflected the strength of our operations in a variety of ways. One of the most significant accomplishments of the past year was reflected in our record sales of $1.475 billion, a 41 percent increase over the previous year. For the year, we reported net income of $78.8 million, or $3.88 per share. Our operations performed well in our industry as we processed over 343.6 million chickens, or more than 2.0 billion dressed pounds, in fiscal 2007 compared with approximately 1.8 billion pounds during fiscal 2006, an increase of 12 percent. The improved poultry market prices during the year and improved efficiencies in our operations allowed the Company to more than offset the significantly higher feed grain prices we experienced during the year. We are especially pleased with our solid operating profit margin of 12.5 percent for the year, reflecting the efficiency of our operations.

We were fortunate to benefit from more favorable poultry market conditions in fiscal 2007 compared with the prior year. For the year, the Georgia dock price averaged 76.7 cents per pound, which represented



Sanderson Farms® *brand always stands for the finest chicken on the market, backed by an unrelenting focus on superior product quality and exceptional customer service.*









Today, Sanderson Farms' operations span across the southeastern United States with locations in Georgia, Mississippi, Louisiana and Texas. With record sales reaching over $1.4 billion in fiscal 2007, we have continued to expand our operations and extend the market reach of our brand. Our new state-of-the-art poultry complex in Waco, Texas, began processing chicken early in the fourth quarter of fiscal 2007. The additional pounds produced in Waco will enhance our growth and extend our position in the market as a low cost producer of quality chicken products.

"We were fortunate to benefit from more favorable poultry market conditions in fiscal 2007 compared with the prior year."



Our customers know *the Sanderson Farms® brand stands for quality, trust and convenience. No matter where they shop, when consumers see the Sanderson Farms® brand, they know they are getting delicious, natural, 100% chicken.*

approximately a ten percent increase over the 69.8 cents per pound averaged during fiscal 2006. Our average sales price for poultry products during fiscal 2007 was more than 12.6 cents per pound higher than last year, increasing 24 percent from fiscal 2006. In addition, most every export market experienced growth in volumes during the year, including a 15 percent increase in volume to Russia and a 90 percent increase in volume to China. The higher market prices and volumes allowed us to more than offset the substantially higher feed grain costs we experienced, which added six cents per pound to the cost of chicken processed during fiscal 2007.



LAMPKIN BUTTS
PRESIDENT AND CHIEF
OPERATING OFFICER

The Company has averaged double digit growth in pounds processed for ten years and today we rank fourth among all poultry producers in the United States. Notably, we have continued our pattern of growth at Sanderson Farms throughout the various cycles that characterize our industry. We recognize that there are many things about our business over which we have no control, including the higher grain prices experienced this year and the constant fluctuations in market prices. However, two things we can control are the efficiency with which we operate and the number of pounds we have to leverage into the market. Our strategic focus has therefore been to operate at the top of the industry and continue to grow the Company, a combination we believe will deliver greater value to our shareholders. Even in difficult markets, we believe this is the right strategy for long-term profitable growth. The foundation of our confidence in the long-term prospects of Sanderson Farms is the combination of our efficient operations, our strong balance sheet and, above all, the people of Sanderson Farms and their ability to execute. By adding pounds and capacity, we believe we can create more opportunities to serve an expanding customer base, reward our employees and generate favorable returns for our shareholders.

The continuation of a successful expansion program was the primary catalyst for our growth in fiscal 2007. Since 2005, Sanderson Farms further extended its geographic reach with the two new state-of-the-art facilities featured throughout this report. The Company's Moultrie, Georgia, facility, which opened at the end of fiscal 2005, resumed full production in January 2007 following the production cuts implemented for the second half of calendar 2006. The production

Sanderson Farms chicken is always 100% natural, without any added salt, phosphates, carrageenan or broths.





represented by this new facility allowed the company to continue the steady growth experienced at Sanderson Farms since 1992. The Georgia facility is dedicated exclusively to serving retail customers and, as expected, this new capacity has created important new marketing opportunities and customer relationships for the Company. Our sales during fiscal 2007 reflect the strength of the Sanderson Farms® brand in the retail chicken market. We are pleased with the market's response to our "100% Chicken. Naturally." line of fresh chicken products, as our sales team has continued to add several new retail customers with operations in the southeastern and western United States during the past year.

Fiscal 2007 was highlighted by the opening of our new Waco, Texas, complex, which began processing chicken early in the fourth quarter of fiscal 2007. We commend the people of Sanderson Farms for opening the new Waco facility on time and on budget, and we look forward to a smooth transition to full production and realizing the benefits of the additional capacity and marketing opportunities for the Company. At full production, this facility will represent an increase in capacity of 1.25 million chickens per week. The additional pounds produced in Waco will provide steady growth for the Company through 2009. In addition, we are well positioned to maintain our target balance of production between the two most profitable market segments in the industry, which are chill-pack products for the retail market and big bird deboning products for the food service market.

Just as we do near the beginning of each fiscal year, we met with our managers at the beginning of fiscal 2008 to identify opportunities for continued operating improvements in our plants, the field and in sales that we will work to capture during the coming year. Looking ahead, we expect the grain markets to remain volatile with higher grain prices in fiscal 2008. However, we believe fundamental supply and demand economics will work to maintain industry profitability over the long term, while recognizing that short-term swings are inevitable. We remain confident in the strength of our operations and we will continue to move Sanderson Farms forward in fiscal 2008, regardless of market conditions.

We are proud of our Company's accomplishments and milestones achieved over the past year. As we continue our pattern of steady growth, we also remain focused on the key areas for success in our


"We continued to focus on
our core business while building the
foundation for future growth."

The Company *has averaged double digit growth in pounds processed for ten years and today Sanderson Farms ranks fourth among all poultry producers in the United States*


Sanderson Farms






Sanderson Farms
LAUREL, MS

Our focus on operational excellence and commitment to the integrity of our brand reflect the underlying values that have shaped our continued success. We are proud that these same values have allowed us to consistently operate at the top of our industry as a low cost producer of quality chicken products. Our record sales during fiscal 2007 reflect the strength of the Sanderson Farms® brand in the retail chicken market. The Company's facilities in Moultrie, Georgia, opened late in fiscal 2005, are dedicated exclusively to serving retail customers and, as expected, this new capacity has created important new marketing opportunities and customer relationships for the Company. Today, Sanderson Farms is recognized in the market as a leading provider of a wide range of fresh chicken in the form of retail packaged whole birds and parts, boneless breast meat products and wings, and whole legs and leg quarters, along with a broad range of prepared chicken and other food products, frozen entrees, and specialty foods. We ship over a billion pounds of chicken products annually to every state in the United States, most of it packaged under the Sanderson Farms® label.



Sanderson Farms has delivered value *to its customers with fresh, high-quality chicken products for over 50 years. From whole birds to breast tenders and everything in between, our chicken is known for its freshness, variety and unbeatable taste.*

business – efficient operations, a favorable product mix, exceptional customer service and a strong financial position. Our goal for Sanderson Farms is to continue to set a high standard for success as one of the lowest cost producers in our industry. Ultimately, we believe our prospects for long-term profitable growth and increased shareholder value rest on the strength of the people working throughout the Company. We must recognize many people who represent Sanderson Farms in the market every day - our Board, managers, employees, customers and contract producers. The true measure of the Company's success is both our consistent record of growth, and the dedication and commitment exhibited by everyone associated with Sanderson Farms in producing exceptional results for 2007. We look forward to working together as we pursue the opportunities before us in the coming year. We close by thanking you, our fellow shareholders, for your investment in Sanderson Farms.

Sincerely,

Joe F. Sanderson
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Message from the Chief Financial Officer



Mike Cockrell
Treasurer and Chief
Financial Officer

We are proud to report a strong financial performance for Sanderson Farms in fiscal 2007 as we expanded our operations and extended our market reach. We have continued to pursue a balanced operating strategy that has allowed us to achieve considerable, but manageable, growth – and deliver favorable results. At the same time, we have maintained a financial position that ranks among the strongest in our industry.

One of our strengths as a Company has been our ability to balance our growth strategy with conservative financial management. This approach allowed us to maintain a strong financial position this year even as we have embarked on several capital projects. As of October 31, 2007, our balance sheet reflected $600.4 million in assets, stockholders' equity of $404.5 million and net working capital of $128.0 million. Our total long-term debt at year-end was $96.6 million and our total debt to capitalization ratio was 19.3 percent.

During fiscal 2007, we spent approximately $114.4 million on planned capital projects, including $75.7 million to complete construction and purchase equipment at our new Waco, Texas, complex. We expect our capital expenditures for fiscal 2008 related to our existing facilities to be approximately $34.8 million, and to be funded by cash on hand, internally generated working capital, cash flows from operations and, as needed, liquidity provided by our revolving credit facility. This capital budget includes approximately $4.1 million for changes at our Foods Division and approximately $3.5 million for additional soybean meal storage at our Texas feed mill. The Company has a $225 million unsecured revolving line of credit, of which $180 million was available at October 31, 2007.

We look forward to the year ahead of us. While we believe market forces will support a favorable balance of supply and demand for our industry over the long-term, we recognize there will be short-term fluxuations in markets and industry profitability. We also recognize a near certainty for the coming year will be higher feed costs. With the appetite for corn growing from ethanol producers, we expect all grain markets to remain high and volatile at least through the 2008 crop year. While we are mindful of these dynamics of the marketplace, our philosophy is to continue to manage Sanderson Farms for the long term. As always, our primary objective as a public company is to acknowledge the interests of our shareholders and to reward them for their investment in Sanderson Farms.

Thank you for your continued support.

Sincerely,

Mike Cockrell

Mike Cockrell
Treasurer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2007**

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________**

Commission file number: 1-14977

SANDERSON FARMS, INC.

(Exact name of registrant as specified in its charter)

Mississippi (State or other jurisdiction of incorporation or organization)	64-0615843 (IRS Employer Identification No.)
127 Flynt Road Laurel, Mississippi (Address of principal executive offices)	39443 (Zip Code)

Registrant's telephone number, including area code: (601) 649-4030
Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Name of exchange on which registered:
Common stock, $1.00 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant computed by reference to the closing sales price of the common equity in The NASDAQ Stock Market on the last business day of the Registrant's most recently completed second fiscal quarter: $677,129,214.

Number of shares outstanding of the Registrant's common stock as of December 20, 2007: 20,239,111 shares of common stock, $1.00 per share par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement filed or to be filed in connection with its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

INTRODUCTORY NOTE

Definitions. This Annual Report on Form 10-K is filed by Sanderson Farms, Inc., a Mississippi corporation. Except where the context indicates otherwise, the terms "Registrant," "Company," "Sanderson Farms," "we," "us," or "our" refer to Sanderson Farms, Inc. and its subsidiaries and predecessor organizations. The use of these terms to refer to Sanderson Farms, Inc. and its subsidiaries collectively does not suggest that Sanderson Farms has abandoned their separate identities or the legal protections given to them as separate legal entities. "Fiscal year" means the fiscal year ended October 31, 2007, which is the year for which this Annual Report is filed.

Presentation and Dates of Information. Except for Item 4A herein, the Item numbers and letters appearing in this Annual Report correspond with those used in Securities and Exchange Commission Form 10-K (and, to the extent that it is incorporated into Form 10-K, the letters used in the Commission's Regulation S-K) as effective on the date hereof, which specifies the information required to be included in Annual Reports to the Commission. Item 4A ("Executive Officers of the Registrant") has been included by the Registrant in accordance with General Instruction G(3) of Form 10-K and Instruction 3 of Item 401(b) of Regulation S-K. The information contained in this Annual Report is, unless indicated to be given as of a specified date or for the specified period, given as of the date of this Report, which is December 21, 2007.

PART I

Item 1. Business

(a) GENERAL DEVELOPMENT OF THE REGISTRANT'S BUSINESS

The Registrant was incorporated in Mississippi in 1955, and is a fully-integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products. In addition, the Registrant is engaged in the processing, marketing and distribution of processed and prepared food items through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division).

The Registrant sells ice pack, chill pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors, and casual dining operators principally in the southeastern, southwestern and western United States. During its fiscal year ended October 31, 2007 the Registrant processed 343.6 million chickens, or approximately 2.0 billion dressed pounds. According to 2007 industry statistics, the Registrant was the 4th largest processor of dressed chickens in the United States based on estimated average weekly processing.

The Registrant's chicken operations presently encompass 7 hatcheries, 6 feed mills and 8 processing plants. The Registrant has contracts with operators of approximately 528 grow-out farms that provide it with sufficient housing capacity for its current operations. The Registrant also has contracts with operators of 173 breeder farms.

Through its Foods Division subsidiary, the Registrant sells over 100 processed and prepared food items nationally and regionally, primarily to distributors, national food service accounts and retailers. These food items include further processed chicken products and frozen entrees, such as chicken and dumplings, lasagna, seafood gumbo, shrimp creole and other specialty products.

Since the Registrant completed the initial public offering of its common stock in May 1987, the Registrant has significantly expanded its operations to increase production capacity, product lines and marketing flexibility. Through 1995, this expansion included the expansion of the Registrant's Hammond, Louisiana processing facility, the construction of new waste water facilities at the Hammond, Louisiana and Collins and Hazlehurst, Mississippi processing facilities, the addition of second shifts at the Hammond, Louisiana, Laurel, Hazlehurst, and Collins, Mississippi processing facilities, expansion of freezer and production capacity at its prepared foods facility in Jackson, Mississippi, the expansion of freezer capacity at its Laurel, Mississippi, Hammond, Louisiana and Collins, Mississippi processing facilities, the addition of deboning capabilities at all of the Registrant's poultry processing facilities, and the construction and start-up of its Pike County (McComb), Mississippi production and processing facilities, including a hatchery, a feed mill, a processing plant, a waste water treatment facility and a water treatment facility. In addition, since 1987, the Registrant completed the expansion and renovation of the hatchery at its Hazlehurst, Mississippi production facilities.

In 1997, the Registrant began initial operations at a new poultry processing complex in Brazos County, Texas. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant operates at full capacity of 1.25 million head of chicken per week.

In the fourth quarter of fiscal 2005, the Registrant began initial operations at a new poultry processing complex in southern Georgia. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant reached its full capacity of 1.25 million head of chicken per week during October 2006.

During fiscal 2006, the Company announced the construction of a new poultry complex in Waco, Texas. The completed complex consists of an expansion of the feedmill in Robertson County, Texas, hatchery, processing plant and wastewater treatment facility, and will process 1.25 million head per week at full capacity. Operations at the new Waco, Texas complex began during August 2007 and will reach full capacity during the summer of 2008.

Since 1997, the Company has also changed its marketing strategy to move away from the small bird markets serving primarily the fast food markets and into the retail and big bird deboning markets serving the retail and food service industries. This market shift has resulted in larger average bird weights of the chickens processed by the Company, and has substantially increased the number of pounds processed by the Company. In addition, the Registrant continually evaluates internal and external expansion opportunities to continue its growth in poultry and/or related food products.

Capital expenditures for fiscal 2007 were funded by working capital and borrowings under the Registrant's revolving credit agreement. Effective April 27, 2007, the Registrant amended its revolving credit facility to, among other things, change the covenant requiring a minimum debt to total capitalization ratio of 55% during fiscal 2008 and 2009, increase the available credit to $225.0 million and extend the expiration date until April 1, 2012. As of October 31, 2007, the Company was in compliance with all covenants and had $180.0 million available to borrow under the revolving credit facility. The Registrant anticipates that capital expenditures for fiscal 2008 will be funded by internally generated working capital and, if needed, borrowings under the revolving credit agreement.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Not applicable.

(c) NARRATIVE DESCRIPTION OF REGISTRANT'S BUSINESS

General

The Registrant is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and the preparation, processing, marketing and distribution of processed and prepared food items.

The Registrant sells chill pack, ice pack and frozen chicken, both whole and cut-up, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern and western United States. During its fiscal year ended October 31, 2007, the Registrant processed approximately 343.6 million chickens, or approximately 2.0 billion dressed pounds. In addition, the Registrant purchased and further processed 9.1 million pounds of poultry products during fiscal 2007. According to 2007 industry statistics, the Registrant was the 4th largest processor of dressed chicken in the United States based on estimated average weekly processing.

The Registrant conducts its chicken operations through Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division), both of which are wholly-owned subsidiaries of Sanderson Farms, Inc. The production subsidiary, Sanderson Farms, Inc. (Production Division), which has facilities in Laurel, Collins, Hazlehurst and Pike County, Mississippi, Bryan, Waco, and Robertson County, Texas and Adel, Georgia, is engaged in the production of chickens to the broiler stage. Sanderson Farms, Inc. (Processing Division), which has facilities in Laurel, Collins, Hazlehurst and Pike County, Mississippi, Hammond, Louisiana, Bryan and Waco, Texas and Moultrie, Georgia, is engaged in the processing, sale and distribution of chickens.

The Registrant conducts its processed and prepared foods business through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division), which has a facility in Jackson, Mississippi. The Foods Division is engaged in the processing, marketing and distribution of over 100 processed and prepared food items, which it sells nationally and regionally, principally to distributors, national food service accounts and retailers.

Products

The Registrant has the ability to produce a wide range of processed chicken products and processed and prepared food items that allow it to take advantage of marketing opportunities as they arise.

Processed chicken is first saleable as an ice packed whole chicken. The Registrant adds value to its ice packed whole chickens by removing the giblets, weighing, packaging and labeling the product to specific customer requirements and cutting the product based on customer specifications. The additional processing steps of giblet removal, close tolerance weighing and cutting increase the value of the product to the customer over whole ice packed chickens by reducing customer handling and cutting labor and capital costs, reducing the shrinkage associated with cutting, and ensuring consistently sized portions.

The Registrant adds additional value to the processed chicken by deep chilling and packaging whole chickens in bags or combinations of fresh chicken parts in various sized individual trays under the Registrant's brand name, which then may be weighed and pre-priced, based on each customer's needs. This chill pack process increases the value of the product by extending shelf life, reducing customer weighing and packaging labor, and providing the customer with a wide variety of products with uniform, well designed packaging, all of which enhance the customer's ability to merchandise chicken products.

To satisfy some customers' merchandising needs, the Registrant freezes the chicken product, which adds value by meeting the customers' handling, storage, distribution and marketing needs and by permitting shipment of product overseas where transportation time may be as long as 25 days.

Value added products usually generate higher sale prices per pound, exhibit less finished price volatility and generally result in higher and more consistent profit margins over the long-term than non-value added product forms. Selling fresh chickens as a prepackaged brand name product has been a significant step in the development of the value added, higher margin consumer business.

The following table sets forth, for the periods indicated, the contribution, as a percentage of sales of chicken products, of value added and non-value added chicken products.

	Fiscal Year Ended October 31,				
	2003	2004	2005	2006	2007
Value added	99.5%	99.6%	99.5%	99.7%	99.7%
Non-value added	.5	.4	.5	.3	.3
Total Registrant chicken sales	100.0%	100.0%	100.0%	100.0%	100.0%

The following table sets forth, for the periods indicated, the contribution, as a percentage of net sales dollars, of each of the Registrant's major product lines.

	Fiscal Year Ended October 31,				
	2003	2004	2005	2006	2007
Registrant processed chicken:					
Value added:					
Chill pack	34.4%	32.5%	33.6%	31.0%	28.5%
Fresh bulk pack	42.5	47.5	44.4	45.1	44.3
Frozen	10.3	10.0	12.4	14.1	17.2
Subtotal	87.2	90.0	90.4	90.2	90.0
Non-value added:					
Ice pack	.3	.3	.3	.3	.3
Frozen	.1	.1	.1	.0	.0
Subtotal	.4	.4	.4	.3	.3
Total Company processed chicken	87.6	90.4	90.8	90.5	90.3
Processed and prepared foods	12.4	9.6	9.2	9.5	9.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Market Segments and Pricing

The three largest market segments in the chicken industry are big bird deboning, chill pack and small birds.

The following table sets forth, for each of the Company's poultry processing plants, the general market segment in which the plant participates, the weekly capacity of each plant at full capacity expressed in number of head processed, and the average industry size of birds processed in the relevant market segment.

Plant Location	Market Segment	Capacity Per Week*	Industry Bird Size
Laurel, Mississippi	Big Bird Deboning	625,000	7.45
Hazlehurst, Mississippi	Big Bird Deboning	625,000	7.45
Hammond, Louisiana	Big Bird Deboning	625,000	7.45
McComb, Mississippi	Chill Pack Retail	1,250,000	5.60
Bryan, Texas	Chill Pack Retail	1,250,000	5.60
Collins, Mississippi	Big Bird Deboning	1,250,000	7.45
Moultrie, Georgia	Chill Pack Retail	1,250,000	5.60
Waco, Texas	Big Bird Deboning	1,250,000	7.45

* At full capacity.

Those plants that target the big bird deboning market grow a relatively large bird. The dark meat from these birds is sold primarily as frozen leg quarters in the export market or as fresh whole legs to further processors. This dark meat is sold primarily at spot commodity prices, which prices exhibit fluctuations typical of commodity markets. The white meat produced by these plants is generally sold as fresh deboned breast meat and whole or cut wings, and is likewise sold at spot commodity market prices for wings and boneless breast meat. The Company as of October 31, 2007 processes 3.45 million head per week in its big bird deboning plants (the Waco, Texas plant, which began operations in August 2007, was not yet operating at full capacity), and its results are materially impacted by fluctuations in the commodity market prices for leg quarters, boneless breast meat and wings.

The Urner Barry spot market price for leg quarters, boneless breast meat and whole wings for the past five calendar years is set forth below:


UB MW Leg Quarters, (bulk)
Monthly Average High
0.47
0.44
0.41
0.38
0.35
0.32
0.29
0.26
0.23
0.20
0.17
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2007 Urner Barry Publications, Inc. All rights reserved.
Year 2007
Year 2006
Year 2005
Year 2004
Year 2003
Average


UB MW Boneless/Skinless Breasts Tender Out
Monthly Average High
2.44
2.24
2.04
1.84
1.64
1.44
1.24
1.04
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2007 Urner Barry Publications, Inc. All rights reserved.
Year 2007
Year 2006
Year 2005
Year 2004
Year 2003
Average


UB MW Wings
Monthly Average High
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2007 Urner Barry Publications, Inc. All rights reserved.
Year 2007
Year 2006
Year 2005
Year 2004
Year 2003
Average

Those plants that target the chill pack retail market grow a medium sized bird and cut and package the product in various sized individual trays to customers' specifications. The trays are weighed and pre-priced primarily for customers to resell through retail outlets. While the Company sells some of its chill pack product under store brand names, most of its chill pack production is sold under the Company's Sanderson Farms® brand name. While the Company has long term contracts (one to four years) with most of its chill pack customers, the pricing of this product is based on a formula that uses the Georgia Dock whole bird price as its base. The Georgia Dock whole bird price is issued each week by the Georgia Department of Agriculture and is based on its survey of prices during the preceding week. The Company as of October 31, 2007 has 3.75 million head per week dedicated to the chill pack market, and its results are materially impacted by fluctuations in the Georgia Dock price.

The Georgia Dock price for whole birds as issued by the Georgia Department of Agriculture for the last five calendar years is set forth below:


Georgia Dock Final Price
Monthly Average High
0.82
0.80
0.78
0.76
0.74
0.72
0.70
0.68
0.66
0.64
0.62
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2007 Urner Barry Publications, Inc. All rights reserved.
Year 2007
Year 2006
Year 2005
Year 2004
Year 2003
Average

Those companies with plants dedicated to the small bird market grow and process a relatively small chicken and market the finished product primarily to fast food and food service companies at negotiated flat prices, cost plus formulas or spot market prices. Based on bench marking services used by the industry, this market segment has been the least profitable of the three primary market segments over the last ten years. The Company has no product dedicated to the small bird market.

Sales and Marketing

The Registrant's chicken products are sold primarily to retailers (including national and regional supermarket chains and local supermarkets) and distributors located principally in the southeastern, southwestern and western United States. The Registrant also sells its chicken products to casual dining operators and to customers who resell the products outside of the continental United States. This wide range of customers, together with the Registrant's product mix, provides the Registrant with flexibility in responding to changing market conditions in its effort to maximize profits. This flexibility also assists the Registrant in its efforts to reduce its exposure to market volatility.

Sales and distribution of the Registrant's chicken products are conducted primarily by sales personnel at the Registrant's general corporate offices in Laurel, Mississippi and by customer service representatives at each of its eight processing complexes and through independent food brokers. Each complex has individual on-site distribution centers and uses the Registrant's truck fleet, as well as contract carriers, for distribution of its products.

Generally, the Registrant prices much of its chicken products based upon weekly and daily market prices reported by the Georgia Department of Agriculture and by private firms. Consistent with the industry, the Registrant's profitability is impacted by such market prices, which may fluctuate substantially and exhibit cyclical characteristics. The Registrant will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change weekly and daily, the Registrant's adjustment is generally negotiated from time to time with the Registrant's customers. The Registrant's sales are generally made on an as-ordered basis, and the Registrant maintains few long-term sales contracts with its non-chill pack customers.

The Registrant uses television, radio and newspaper advertising, point of purchase material and other marketing techniques to develop consumer awareness of and brand recognition for its Sanderson Farms® products. The Registrant has achieved a high level of public awareness and acceptance of its products through television advertising. Brand awareness is an important element of the Registrant's marketing philosophy, and it intends to continue brand name merchandising of its products. During calendar 2004, the Company launched an advertising campaign designed to distinguish the Company's fresh chicken products from competitors' products. The campaign noted that the Company's product is a natural product free from salt, water and other additives that some competitors inject into their fresh chicken. The campaign was well received, and the Company plans to continue the campaign in the future.

The Registrant's processed and prepared food items are sold nationally and regionally, primarily to distributors and national food service accounts. Sales of such products are handled by independent food brokers located throughout the United States, primarily in the southeast and southwest United States, and by sales personnel of the Registrant. Processed and prepared food items are distributed from the Registrant's plant in Jackson, Mississippi, through arrangements with contract carriers.

Production and Facilities

General. The Registrant is a vertically-integrated producer of fresh and frozen chicken products, controlling the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of its product lines.

Breeding and Hatching. The Registrant maintains its own breeder flocks for the production of hatching eggs. The Registrant's breeder flocks are acquired as one-day old chicks (known as pullets or cockerels) from primary breeding companies that specialize in the production of genetically designed breeder stock. As of October 31, 2007, the Registrant maintained contracts with 44 pullet farm operators for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, the mature breeder flocks are transported by Registrant's vehicles to breeder farms that are maintained, as of October 31, 2007, by 129 independent contractors under the Registrant's supervision. Eggs produced by independent contract breeders are transported to Registrant's hatcheries in Registrant's vehicles.

The Registrant owns and operates seven hatcheries located in Mississippi, Texas and Georgia where eggs are incubated and hatched in a process requiring 21 days. Once hatched, the day-old chicks are vaccinated against common poultry diseases and are transported by Registrant's vehicles to independent contract grow-out farms. As of October 31, 2007, the Registrant's hatcheries were capable of producing an aggregate of approximately 8.6 million chicks per week.

Grow-out. The Registrant places its chicks on 528 grow-out farms, as of October 31, 2007, located in Mississippi, Louisiana, Texas and Georgia where broilers are grown to an age of approximately seven to nine weeks. The farms provide the Registrant with sufficient housing capacity for its operations, and are typically family-owned farms operated under contract with the Registrant. The farm owners provide facilities, utilities and labor; the Registrant supplies the day-old chicks, feed and veterinary and technical services. The farm owner is compensated pursuant to an incentive formula designed to promote production cost efficiency.

Historically, the Registrant has been able to accommodate expansion in grow-out facilities through additional contract arrangements with independent growers.

Feed Mills. An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. The Registrant purchases on the open market the primary feed ingredients, including corn and soybean meal, which historically have been the largest cost components of the Registrant's total feed costs. The quality and composition of the feed are critical to the conversion rate, and accordingly, the Registrant formulates and produces its own feed. As of October 31, 2007, the Registrant operated 6 feed mills, 4 of which are located in Mississippi, one in Texas and one in Georgia. The Registrant's annual feed requirements for fiscal 2007 were approximately 2,594,000 tons, and it has the capacity to produce approximately 3,713,000 tons of finished feed annually under current configurations.

Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. On October 31, 2007, the Registrant had approximately 2,052,000 bushels of corn storage capacity at its feed mills, which was sufficient to store all of its weekly requirements for corn. Generally, the Registrant purchases its corn and other feed supplies at current prices from suppliers and, to a limited extent, directly from farmers. Feed grains are available from an adequate number of sources. Although the Registrant has not experienced, and does not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon the Registrant's profitability. Although the Registrant attempts to manage the risk from volatile price changes in grain markets by sometimes purchasing grain at current prices for future delivery, it cannot eliminate the potentially adverse effect of grain price increases.

Processing. Once the chicks reach processing weight, they are transported to the Registrant's processing plants. These plants use modern, highly automated equipment to process and package the chickens. The Registrant's Pike County, Mississippi processing plant, which currently operates two processing lines on a double shift basis, is currently processing approximately 1,250,000 chickens per week. The Registrant's Collins, Mississippi processing plant, which currently operates two processing lines on a double shift basis, is currently processing approximately 1,250,000 chickens per week. The Registrant's Brazos County, Texas processing plant, which currently operates two processing lines on a double shift basis, is currently processing approximately 1,250,000 chickens per week. The Registrant's Laurel and Hazlehurst, Mississippi and Hammond, Louisiana processing plants, which currently operate on a double shift basis, are collectively processing approximately 1,875,000 chickens per week. The Registrant's Moultrie, Georgia processing plant, which currently operates two processing lines on a double shift basis, is currently processing 1,250,000 chickens per week. The Registrant's Waco, Texas processing plant, which began initial operations during the fourth quarter of fiscal 2007, currently is operating one processing line on a partial double shift basis. The Registrant also has the capabilities to produce deboned product at eight processing facilities. At October 31, 2007, these deboning facilities were operating on a double shifted basis, except for the new Waco complex which will not reach full capacity until the summer of 2008, resulting in a combined capacity to process approximately 21.4 million pounds of boneless, skinless breast meat per week.

Sanderson Farms, Inc. (Foods Division). The facilities of Sanderson Farms, Inc. (Foods Division) are located in Jackson, Mississippi in a plant with approximately 75,000 square feet of refrigerated manufacturing and storage space. The plant uses highly automated equipment to prepare, process and freeze food items. The Registrant could increase significantly its production of processed and prepared food items without incurring significant capital expenditures or delays.

Executive Offices; Other Facilities. The Registrant's corporate offices are located in Laurel, Mississippi. As of October 31, 2007, the Registrant operated 9 automotive maintenance shops which service approximately 699 Registrant over-the-road and farm vehicles. In addition, the Registrant has one child care facility located near its Collins, Mississippi processing plant, currently serving over 155 children.

During fiscal 2005, the Company began construction of a new 90,000 square feet corporate office building in Laurel, Mississippi. Construction was completed in February 2006. The office building houses the Company's corporate offices, meeting facilities and computer equipment and constitutes the corporate headquarters.

Quality Control

The Registrant believes that quality control is important to its business and conducts quality control activities throughout all aspects of its operations. The Registrant believes these activities are beneficial to efficient production and in assuring its customers wholesome, high quality products.

From its company owned laboratory in Laurel, Mississippi, the Director of Technical Services supervises the operation of a modern, well-equipped laboratory which, among other things, monitors sanitation at the hatcheries, quality and purity of the Registrant's feed ingredients and feed, the health of the Registrant's breeder flocks and broilers, and conducts microbiological tests of live chickens, facilities and finished products. The Registrant conducts on-site quality control activities at each of the eight processing plants and the prepared food plant.

Regulation

The Registrant's facilities and operations are subject to regulation by various federal and state agencies, including, but not limited to, the Federal Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency, the Occupational Safety and Health Administration and corresponding state agencies. The Registrant's chicken processing plants are subject to continuous on-site inspection by the USDA. The Sanderson Farms, Inc. (Foods Division) processing plant operates under the USDA's Total Quality Control Program, which is a strict self-inspection plan written in cooperation with and monitored by the USDA. The FDA inspects the production of the Registrant's feed mills.

Compliance with existing regulations has not had a material adverse effect upon the Registrant's earnings or competitive position in the past and is not anticipated to have a materially adverse effect in the future. Management believes that the Registrant is in substantial compliance with existing laws and regulations relating to the operation of its facilities and does not know of any major capital expenditures necessary to comply with such statutes and regulations.

The Registrant takes extensive precautions to ensure that its flocks are healthy and that its processing plants and other facilities operate in a healthy and environmentally sound manner. Events beyond the control of the Registrant, however, such as an outbreak of disease in its flocks or the adoption by governmental agencies of more stringent regulations, could materially and adversely affect its operations.

Competition

The Registrant is subject to significant competition from regional and national firms in all markets in which it competes. Some of the Registrant's competitors have greater financial and marketing resources than the Registrant.

The primary methods of competition are price, product quality, number of products offered, brand awareness and customer service. The Registrant has emphasized product quality and brand awareness through its advertising strategy. See "Business — Sales and Marketing". Although poultry is relatively inexpensive in comparison with other meats, the Registrant competes indirectly with the producers of other meats and fish, since changes in the relative prices of these foods may alter consumer buying patterns.

No customer accounted for more than 10.0% of consolidated sales for the years ended October 31, 2007, October 31, 2006, or October 31, 2005. The Company does not believe the loss of any customer would have a material adverse effect on the Company.

Sources of Supply

During fiscal 2007, the Registrant purchased its pullets and cockerels from two (2) major breeders. The Registrant has found the genetic breeds or cross breeds supplied by these companies to produce chickens most suitable to the Registrant's purposes. The Registrant has no written contracts with these breeders for the supply of breeder stock. Other sources of breeder stock are available, and the Registrant continually evaluates these sources of supply.

Should breeder stock from its present suppliers not be available for any reason, the Registrant believes that it could obtain adequate breeder stock from other suppliers.

Other major raw materials used by the Registrant include feed grains, cooking ingredients and packaging materials. The Registrant purchases these materials from a number of vendors and believes that its sources of supply are adequate for its present needs. The Registrant does not anticipate any difficulty in obtaining these materials in the future.

Seasonality

The demand for the Registrant's chicken products generally is greatest during the spring and summer months and lowest during the winter months.

Trademarks

The Registrant has registered with the United States Patent and Trademark Office the trademark Sanderson Farms®, which it uses in connection with the distribution of its prepared foods, frozen entree products and premium grade chill pack products. The Registrant considers the protection of this trademark to be important to its marketing efforts due to consumer awareness of and loyalty to the Sanderson Farms® label. The Registrant also has registered with the United States Patent and Trademark Office eight other trademarks that are used in connection with the distribution of chicken and other products and for other competitive purposes.

The Registrant, over the years, has developed important non-public proprietary information regarding product related matters. While the Registrant has internal safeguards and procedures to protect the confidentiality of such information, it does not generally seek patent protection for its technology.

Employee and Labor Relations

As of October 31, 2007, the Registrant had 9,705 employees, including 1,059 salaried and 8,646 hourly employees. A collective bargaining agreement with the United Food and Commercial Workers International Union covering 580 hourly employees who work at the Registrant's processing plant in Hammond, Louisiana expired on December 1, 2007, and a new agreement has been negotiated. The new agreement will expire December 1, 2010. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hammond plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 568 hourly employees who work at the Registrant's processing plant in Hazlehurst, Mississippi was renegotiated and signed effective January 1, 2006 and has an expiration date of December 31, 2008. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hazlehurst plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 1,238 hourly employees who work at the Registrant's processing plant in Collins, Mississippi was renegotiated and signed effective January 11, 2007 and has a termination date of January 10, 2010. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Collins plant.

On June 9, 1999, the production, maintenance and clean-up employees at the Company's Bryan, Texas poultry processing facility voted to be represented by the United Food and Commercial Workers Union Local #408, AFL-CIO. A collective bargaining agreement was renegotiated effective January 1, 2006, with an expiration date of December 31, 2008. This collective bargaining agreement has a grievance procedure and no strike-no lockout clause that should assist in maintaining stable labor relations at the Bryan, Texas processing facility.

On November 30, 2001, live haul drivers at the Company's McComb, Mississippi production division voted to be represented by United Food and Commercial Workers' Union Local #1529 AFL-CIO in collective bargaining. A collective bargaining agreement was reached with an expiration date of December 31, 2006. That agreement was renegotiated and signed effective January 1, 2007, and has an expiration date of December 31, 2009. The union demonstrated during 2004 by signed authorization cards that it had been chosen as the bargaining representative of the loader-operators, and at their request loader operators were included in the bargaining unit with the live-haul drivers.

On September 13, 2001, production, maintenance and truck driver employees at the Company's McComb, Mississippi Feed Mill facility voted to be represented in collective bargaining by United Food and Commercial Workers' Union Local #1529 AFL-CIO. Negotiations were completed on a new contract in February 2005, and the current agreement expires December 31, 2007. A new agreement is currently being negotiated, but scheduling constraints on the part of the union's representative prevent the next meeting from occurring until after the current agreement expires.

(d) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

All of the Company's operations are domiciled in the United States. All of the products sold to the Company's customers for the Company's fiscal years 2007, 2006 and 2005 were produced in the United States and all long-lived assets of the Company are domiciled in the United States.

The Company exports certain of its products to foreign markets, primarily Mexico, Russia, China, Puerto Rico, and the Caribbean. These exports sales for fiscal years 2007, 2006 and 2005 totaled approximately $164.4 million, $69.5 million, and $69.1 million, respectively. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff. For fiscal 2007, 2006 and 2005, the Company made no sales of products produced in a country other than the United States.

(e) AVAILABLE INFORMATION

Our address on the world wide web is http://www.sandersonfarms.com. The information on our web site is not a part of this document. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports and the Company's corporate code of conduct are available, free of charge, through our web site as soon as reasonably practicable after they are filed with the SEC. Information concerning corporate governance matters is also available on the website.

Item 1A. Risk Factors

Before making an investment in our common stock, investors should consider carefully the following risks.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients, chicken and alternative proteins.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken and alternative proteins. These prices are determined by supply and demand factors. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken and beef prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken and beef prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains. Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because our chicken prices are related to the commodity prices of chickens, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice reduces but does not eliminate the risk of increased operating costs from commodity price increases.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh chicken, including our fresh chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world wide fears about avian disease, such as avian influenza, has, in the past, depressed, demand for fresh chicken, which adversely impacted our sales.

Over the last two years there has been substantial publicity regarding a highly pathogenic strain of avian influenza, known as H5N1, which has affected Asia since 2002 and which has been found in Eastern Europe. It is widely believed that H5N1 is spread by migratory birds, such as ducks and geese. There have also been some cases where H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic H5N1 strain has not been identified in North America, there have been outbreaks of low pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004 and in Mexico in previous years, including 2005. In addition, low pathogenic strains of the avian influenza virus were detected in wild birds in the United States in 2006. Although these low pathogenic outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic H5N1 strain, they have nevertheless impacted our sales. Accordingly, even if the H5N1 strain does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America, we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

We export frozen chicken products overseas to Russia and other former Soviet countries, China and Mexico, among other countries. Any disruption to the export markets, such as trade embargos, import bans or quotas could materially impact our sales or create an over supply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

Competition in the poultry industry with other poultry companies, especially companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

- price;
- product quality;
- brand identification;
- breadth of product line and
- customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented 47.6% of our net sales during the 2007 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse affect on our results of operations.

Extreme weather in the Gulf South region where we operate, such as excessive heat, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations due to power outages, fuel shortages, damage to infrastructure, or disruption of shipping channels, among other things. Any of these factors could materially and adversely affect our results of operations.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We do not have employment agreements with these persons and they would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 9,700 employees, 2,642 of which are covered by collective bargaining agreements or are members of labor unions. In addition, we contract with over 700 independent farms in Mississippi, Louisiana, Texas and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, our production operations could be negatively impacted.

Immigration Legislation and Enforcement

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and/or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion or our workforce or our operations at one or more of our facilities, thereby negatively impacting our business.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt and integrating the acquired business or new plant into our operations. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

- market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;
- quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;

- changes in investor perceptions of the poultry industry in general, including our competitors and
- general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

Anti-takeover provisions in our charter and by-laws may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions designed to discourage attempts to acquire control of our company without the approval of our board of directors. These provisions include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals, special stockholder voting requirements and a "poison pill" that discourages acquisitions of shares that could increase ownership beyond 20% of our total shares. These measures may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Registrant's principal properties are as follows:

Use	Location (City, State)
Poultry complex, including poultry processing plant, hatchery and feedmill	Laurel, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	Pike County, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	Hazlehurst and Gallman, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	Brazos and Robertson Counties, Texas
Poultry complex, including poultry processing plant, hatchery and feedmill	Moultrie and Adel, Georgia
Poultry complex, including poultry processing plant and hatchery	Waco and McLennan County, Texas
Poultry processing plant	Hammond, Louisiana
Poultry processing plant, hatchery, child care facility and feedmill	Collins, Mississippi
Prepared food plant	Jackson, Mississippi
Corporate general offices and technical laboratory	Laurel, Mississippi

The Registrant owns substantially all of its major operating facilities with the following exceptions: one processing plant and feed mill complex is leased on an annual renewal basis through 2063 with an option to purchase at a nominal amount at the end of the lease term. One processing plant complex is leased under four leases, which are renewable annually through 2061, 2063, 2075 and 2073, respectively. Certain infrastructure improvements associated with a processing plant are leased under a lease that expires in 2012 and is thereafter renewable annually through 2091. All of the foregoing leases are capital leases.

There are no material encumbrances on the major operating facilities owned by the Registrant, except that the plant of Sanderson Farms, Inc. (Foods Division) is encumbered by a mortgage which collateralizes a note with an outstanding principal balance of $328,000 on October 31, 2007, which bears interest at the rate of 5.0% per annum and is payable in equal annual installments through 2009. In addition, under the terms of the Company's revolving credit agreement, the Registrant may not pledge any additional assets as collateral other than fixed assets up to 15.0% of its tangible assets.

Management believes that the Company's facilities are suitable for its current purposes, and believes that current renovations and expansions will enhance present operations and allow for future internal growth.

Item 3. Legal Proceedings

On June 6, 2006, Annie Collins, a former employee of the processing division subsidiary, on behalf of herself and as representative of "a class of individuals who are similarly situated and who have suffered the same or similar damages" filed a complaint against the Company's processing and production subsidiaries in the United States District Court for the Eastern District of Louisiana.

Plaintiffs allege that the Company's subsidiaries violated the Fair Labor Standards Act by failing to pay plaintiffs and other hourly employees for the time spent donning and doffing protective and sanitary clothing and performing other alleged compensable activities, and that "Sanderson automatically deducted thirty minutes from each worker's workday for a meal break regardless of the actual time spent on break." Plaintiffs also allege that they were not paid overtime wages at the legal rate. Plaintiffs seek unpaid wages, liquidated damages and injunctive relief.

On July 31, 2006, following various procedural motions, the Company filed its Answer to the plaintiffs' Complaint.

On July 20, 2006, ten current and former employees of the processing division subsidiary filed an action in the United States District Court for the Eastern District of Louisiana nearly identical to the one described above. Approximately 3,700 individuals purportedly have given their consent to be a party plaintiff to both this action and the action described above. Since the filing of these two complaints, six other substantially similar lawsuits were filed in United States District Courts for the Jackson and Hattiesburg divisions of the Southern District of Mississippi. Unlike the two suits referenced above filed in Louisiana (which suits were consolidated into one action), these complaints are specific to individual processing locations of the processing division subsidiary of the Company.

On March 26, 2007, the parties to the consolidated Louisiana action filed a Joint Motion for Preliminary Approval of Collection Action Settlement and Appointment of Plaintiff's Counsel as Class Counsel. Although not a party to the Louisiana matter, the plaintiffs in the Mississippi suits agreed to be bound by the settlement reached in the Louisiana suit, and the Mississippi suits have been stayed pending approval of the settlement motion before the Louisiana Court. On April 11, 2007, the Court denied the joint motion on two grounds: (1) The motion was premature because no motion to certify a collective action had been filed in the case, and (2) certain contingencies contained in the settlement agreement gave rise to concerns about whether the settlement agreement was in accordance with the Fair Labor Standards Act. The parties filed a Joint Motion for Reconsideration of this order of the Court, which was granted in part and denied in part by order dated May 3, 2007. In the order, the Court stated it would permit notice to the class to proceed. The Court also stated that if certain contingencies agreed to by the parties in the settlement agreement concerning class participation were met, it would consider the reasonableness of the proposed settlement at a fairness hearing The parties agreed to proceed in this manner, and the Court authorized the distribution of notice to the class. At the joint request of the parties, the Court extended the August 1, 2007 deadline for class members to opt into the lawsuits to September 14, 2007. On November 15, 2007, following the completion of notice to the class, the Company voided the settlement agreement because the contingencies in the agreement concerning class participation were not met. The Court held a settlement conference with the parties on December 5, 2007. At that conference, the parties agreed to a new tentative settlement on terms substantially similar to the earlier settlement, but proportionate to the participation elected by the plaintiff group. The parties agreed to an abbreviated notice period, and are seeking Court approval in order to finalize the settlement agreement. Even if approved, the settlement will still be subject to a fairness hearing to be held at the end of the notice period. In the Mississippi cases, the Company is seeking an extension of the stay currently in effect pending the Court's approval of the settlement.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the proceeding sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the proceedings sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, of any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting form the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Registrant's security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the Fiscal Year.

Item 4A. Executive Officers of the Registrant.

Name	Age	Office	Executive Officer Since
Joe F. Sanderson, Jr.	**60**	Chairman of the Board of Directors and Chief Executive Officer	1984 (1)
Lampkin Butts	**56**	President and Chief Operating Officer, Director	1996 (2)
D. Michael Cockrell	**50**	Treasurer and Chief Financial Officer, Director	1993 (3)
James A. Grimes	**59**	Secretary and Chief Accounting Officer	1993 (4)

(1) Joe F. Sanderson, Jr. has served as Chief Executive Officer of the Registrant since November 1, 1989, and as Chairman of the Board since January 8, 1998. Mr. Sanderson served as President from November 1, 1989, to October 21, 2004. From January 1984 to November 1989, Mr. Sanderson served as Vice-President, Processing and Marketing of the Registrant.

(2) Lampkin Butts was elected President and Chief Operating Officer of the Registrant effective October 21, 2004. From November 1, 1996 to October 21, 2004, Mr. Butts served as Vice President — Sales and was elected to the Board of Directors on February 19, 1998. Prior to that time, Mr. Butts served the Registrant in various capacities since 1973.

(3) D. Michael Cockrell became Treasurer and Chief Financial Officer of the Registrant effective November 1, 1993, and was elected to the Board of Directors on February 19, 1998. Prior to that time, for more than five years, Mr. Cockrell was a member and shareholder of the Jackson, Mississippi law firm of Wise Carter Child & Caraway, Professional Association.

(4) James A. Grimes became Secretary of the Registrant effective November 1, 1993. Mr. Grimes also serves as Chief Accounting Officer, which position he has held since 1985.

Executive officers of the Company serve at the pleasure of the Board of Directors. There are no understandings or agreements relating to any person's service or prospective service as an executive officer of the Registrant.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the The NASDAQ Stock Market LLC under the symbol SAFM.

The number of stockholders as of November 30, 2007, was 2,697.

The following table shows quarterly cash dividends and quarterly high and low sales prices for the common stock for the past two fiscal years. NASDAQ quotations are based on actual sales prices.

Fiscal Year 2007	Stock Price High	Stock Price Low	Dividends
First Quarter	$33.39	$25.29	$.12
Second Quarter	$40.10	$30.33	$.12
Third Quarter	$47.93	$38.29	$.12
Fourth Quarter	$45.54	$32.53	$.14

Fiscal Year 2006	Stock Price High	Stock Price Low	Dividends
First Quarter	$36.11	$25.73	$.12
Second Quarter	$28.25	$19.93	$.12
Third Quarter	$31.25	$25.09	$.12
Fourth Quarter	$35.30	$23.74	$.12

On December 20, 2007 the closing sales price for the common stock was $ 32.04 per share.

Item 6. Selected Financial Data.

	Year Ended October 31				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Net sales	$ 1,474,844	$1,047,930	$ 1,053,192	$ 1,095,279	$908,319
Operating income (loss)	125,393	(26,816)	113,484	150,154	90,522
Net income (loss)	78,833	(11,501)	70,638	91,428	54,061
Basic earnings (loss) per share	3.91	(.57)	3.53	4.62	2.78
Diluted earnings (loss) per share	3.88	(.57)	3.51	4.57	2.75
Working capital	128,049	112,883	107,631	150,624	82,236
Total assets	600,373	485,067	445,791	375,007	298,905
Long-term debt, less current maturities	96,623	77,078	6,511	10,918	21,604
Stockholders' equity	404,546	328,340	345,653	279,341	197,099
Cash dividends declared per share	$ .50	$ .48	$ .42	$ .84	$ .61

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report, and other periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products.

(9) Changes in the availability and cost of labor and growers.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this quarterly report, the words "believes", "estimates", "plans", "expects", "should", "outlook", and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other production costs have averaged approximately 63.2% of the Company's total production costs.

The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product. The Company believes that one of its major strengths is its ability to change its product mix to meet customer demands.

The Company's processed and prepared foods product line includes approximately 100 institutional and consumer packaged food items that it sells nationally, primarily to distributors and food service establishments. A majority of the prepared food items are made to the specifications of food service users.

Poultry prices per pound, as measured by the Georgia Dock price, fluctuated during the three years ended October 31, 2007 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2007				
High	$.7200	$.7850	$.8125	$.8175*
Low	$.6900*	$.7250	$.7875	$.7900
Fiscal 2006				
High	$.7375*	$.6950	$.7000	$.7100
Low	$.6975	$.6750*	$.6750*	$.6950
Fiscal 2005				
High	$.7525*	$.7400	$.7475	$.7525*
Low	$.7325*	$.7375	$.7400	$.7425

* Year High/Low

On January 29, 2004, the Company announced a three-for-two stock split to be effected as a 50% stock dividend. The new shares were distributed on February 26, 2004, to stockholders of record as of close of business on February 10, 2004. Per share information in this Annual Report reflects the stock split. Cash was paid in lieu of fractional shares.

On January 12, 2006, the Company announced that sites in Waco and McLennan County, Texas had been selected for the construction of a new poultry complex, consisting of a processing plant, hatchery and wastewater treatment facility. The plant began operations during the Company's fourth fiscal quarter of 2007, and at full production will process approximately 1,250,000 head of chickens per week when full capacity is reached in the summer of 2008.

EXECUTIVE OVERVIEW OF RESULTS — 2007

The Company's financial results for fiscal 2007 reflect significant improvement in market prices for the Company's poultry products when compared to fiscal 2006, in part due to sluggish demand for poultry products during fiscal 2006 resulting from the appearance of H5N1 strain of avian flu in certain countries of Asia and Europe. The improvement in financial performance during fiscal 2007 over fiscal 2006 is also the result of improved efficiencies at the Company's poultry complexes in South Georgia and Collins, Mississippi and the negative impact during the first quarter of fiscal 2006 on the Company's Mississippi and Louisiana poultry operations due to the effects of Hurricane Katrina. The South Georgia complex reported a significant planned increase in the volume of poultry products sold during fiscal 2007 as compared to fiscal 2006 due to the start-up of operations during fiscal 2006. The Collins, Mississippi processing facility also increased the pounds of poultry products sold as a result of the conversion of the plant in the first quarter of fiscal 2006 to the big bird deboning market from the chill pack market. That facility was down for one week during the first quarter of fiscal 2006 to allow for the installation of certain equipment required for the conversion of the facility to the big bird deboning market. The effect of the improvements in market prices for the Company's poultry products and increased efficiencies were partially offset by an increase in the cost of feed grains during 2007 as compared to fiscal 2006. Market prices for corn were higher in fiscal 2007 in part because of increased demand from ethanol producers, and for soybean meal, which remains under pressure as a result of farmers switching acres from soybeans to corn. The Company expects feed grain costs to remain high and volatile during fiscal 2008.

RESULTS OF OPERATIONS

Net sales during fiscal 2007 were $1,474.8 million as compared to $1,047.9 million during fiscal 2006, an increase of $426.9 million or 40.7%. The increase in net sales during fiscal 2007 reflects a 14.0% increase in the pounds of poultry products sold and a 28.0% increase in the pounds of prepared food products sold. The additional pounds of poultry products sold resulted from the complex in South Georgia, which began operations during the fourth quarter of fiscal 2005 and was increasing production during fiscal 2006, an increase in poultry pounds sold at the Collins, Mississippi processing plant, which was down for one week during the first quarter of fiscal 2006 to allow for the conversion to serve the big bird market from the chill pack market and additional pounds sold by the

Company's new complex in Waco, Texas which began operations in the fourth quarter of fiscal 2007. The Company also sold fewer pounds during the first quarter of fiscal 2006 due to the destruction of inventories during Hurricane Katrina that would have been available for sale during the first quarter of fiscal 2006. Market prices for boneless breasts, tenders, wings and leg quarters were 25.8%, 38.6%, 38.9% and 51.8% higher during fiscal 2007 as compared to fiscal 2006, respectively, while a simple average of the Georgia dock prices for whole birds increased 9.9%. As discussed above, the improvement in the overall market prices for poultry products resulted from a comparative oversupply of poultry products during fiscal 2006 as compared to fiscal 2007 due to sluggish demand for poultry products in the domestic and export markets, which resulted in part from the appearance of H5N1 strain of avian flu in certain countries of Asia and Europe in 2006. Net sales resulting from the prepared food products plant increased $39.8 million, or 34.1% during fiscal 2007 as compared to fiscal 2006.

Cost of sales were $1,289.6 million, an increase of $266.2 million, or 26.0% as compared to fiscal 2006. Cost of sales of the Company's poultry products increased $224.3 million, or 24.4%. The increase in the cost of sales of the Company's poultry products resulted from an increase in the pounds of poultry products sold of 14.0% and an increase in the average cost of feed in flocks sold of 31.6%. These increases were partially offset by increased efficiencies at the Company's facilities in South Georgia and Collins, Mississippi during fiscal 2007 and the negative impact of Hurricane Katrina of $3.0 million on the Company's Mississippi and Louisiana operations during the first quarter of fiscal 2006. In addition, the impact of Hurricane Katrina resulted in fewer pounds sold during the first quarter of fiscal 2006. As previously mentioned, the Company's cost of sales was negatively impacted by an increase in the cost of feed grains during fiscal 2007 as compared to fiscal 2006. A simple average of the Company's cost of corn and soybean meal during fiscal 2007 as compared to fiscal 2006 reflects an increase of 58.3% and 12.4%, respectively. Cost of sales of prepared food products increased $41.9 million or 39.6%. The Company's cost of sales of prepared food products increased during fiscal 2007 as compared to fiscal 2006 due to an increase in the pounds of prepared food products sold of 28.1% and an increase in the cost of chicken, which is a major raw material in the Company's prepared food products.

Selling, general and administrative costs for fiscal 2007 and fiscal 2006 were $59.8 million and $51.3 million, respectively. The increase in selling, general and administrative costs of $8.5 million resulted from increased expenses related to the start up of the new poultry complex in Waco, Texas. Prior to start up of initial operations in August 2007, $3.8 million in start up costs at the new complex in Waco, Texas were classified as selling, general and administrative expenses during fiscal 2007. Also, during fiscal 2007 the Company contributed approximately $5.8 million to the Company's Employee Stock Ownership Plan and expensed $3.3 million associated with the Company's incentive award program. The Company did not make a contribution to the ESOP nor did the Company have any expense associated with the incentive award program during fiscal 2006. The increases in selling, general and administrative expenses above were partially offset by a planned reduction in advertising during fiscal 2007 as compared to fiscal 2006.

The Company's operating profit for fiscal 2007 was $125.4 million which was a significant improvement over the operating loss of $26.8 million the Company reported for fiscal 2006. During fiscal 2007 as compared to fiscal 2006 the Company's margins improved primarily from favorable market prices for the Company's poultry products and increased efficiencies at the Company's poultry facilities in South Georgia and Collins, Mississippi, and the negative impact during fiscal 2006 of approximately $3.0 million from Hurricane Katrina on the Company's Mississippi and Louisiana facilities. These improvements were partially offset by substantial increases in the costs of feed ingredients during fiscal 2007 as compared to fiscal 2006.

Interest expense during fiscal 2007 was $5.3 million as compared to $2.8 million during fiscal 2006. The Company capitalized $2.1 million and $.7 million, respectively during fiscal 2007 and fiscal 2006 primarily towards the cost of construction of the new Complex in Waco, Texas. The increase in interest costs resulted from higher interest rates and higher average outstanding debt during fiscal 2007 as compared to fiscal 2006. The Company expects interest costs to be less in fiscal 2008 as compared to fiscal 2007.

Other income for fiscal 2006 includes $3.6 million in insurance proceeds resulting from the Company's claim for business interruption losses caused by Hurricane Katrina.

The Company's effective tax rate for fiscal 2007 was 34.6% as compared to 55.2% during fiscal 2006. The 2007 and 2006 effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expense for federal income tax purposes and the benefit of certain federal income tax credits available as a result of the impact of Hurricane Katrina on the Company and state investment credits unrelated to the hurricane.

The Company's net income was $78.8 million or $3.88 per share for fiscal 2007 as compared to a net loss of $11.5 million or $.57 per share during fiscal 2006.

EXECUTIVE OVERVIEW OF RESULTS — 2006

The Company's financial results for fiscal 2006 reflect significantly lower prices for the Company's poultry products due to an oversupply of poultry products. This oversupply resulted primarily because of the appearance of H5N1 avian influenza in certain countries of Asia and Europe during the first and second quarters of fiscal 2006, which reduced demand for poultry products in the affected countries and in Russia, a significant customer of the United States poultry industry. In addition, high fuel prices for domestic consumers impacted demand for boneless breast meat sold through casual dining customers. Although the industry did experience improvement in prices for boneless breast meat and leg quarters during the summer months of fiscal 2006, the market dropped significantly during September and October 2006. The Company experienced higher grain costs during the fourth fiscal quarter of 2006.

RESULTS OF OPERATIONS

As a result of the challenging market conditions during fiscal 2006 as compared to fiscal 2005, net sales decreased $5.3 million or 0.5% despite an increase in the pounds of poultry products and prepared food products sold of 14.5% and 24.0%, respectively. During the first six months of fiscal 2006, demand for poultry products was greatly impacted by the occurrence of H5N1 avian influenza in certain countries of Asia and Europe, which affected demand for poultry products in the affected countries and in Russia, a significant customer for United States poultry products. The industry experienced decreases in bulk leg quarter prices and jumbo wings of 24.6% and 8.0%, respectively, as well as decreases in the market prices for boneless breast meat and tenders of 15.4% and 18.7%, respectively, for fiscal 2006 as compared to fiscal 2005. A simple average of the Georgia Dock prices for whole birds was 6.1% lower during fiscal 2006 as compared to fiscal 2005. Net sales of prepared food products increased $15.7 million or 15.6% due to an increase in the pounds of prepared food products sold of 24.0%, offset by a decrease in the average sale price of prepared food products of 6.8% during fiscal 2006 as compared to fiscal 2005.

During fiscal 2006 as compared to fiscal 2005, cost of sales was $1,023.4 million, an increase of $149.8 million or 17.1%. The increase in cost of sales can be attributed to the additional pounds of product sold at the new complex in South Georgia, which will have a higher average cost of sales than the Company as a whole until full capacity is reached for a complete period. The increase in the pounds sold at the new complex in South Georgia was partially offset by fewer pounds sold in the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005 at the Company's Louisiana and Mississippi poultry operations due to the conversion of the Collins, Mississippi plant to a big bird deboning plant from a chill pack plant and fewer pounds produced as a result of Hurricane Katrina. Prices for corn and soybean meal reflect increases of 6.7% and 3.2%, respectively, during fiscal 2006 as compared to fiscal 2005. Cost of sales of the Company's prepared food products increased $14.2 million or 15.6%. This increase resulted from additional pounds of prepared food products sold of 24.0% and a decrease in the average cost of chicken which is a major raw material used in many of the products sold by the Company's prepared foods facility.

Selling, general and administrative costs for fiscal 2006 were $51.3 million as compared to $66.0 million during fiscal 2005. The decrease in selling, general and administrative costs of $14.7 million resulted from lower advertising expenditures and lower expenses related to the start up of the new poultry complex in South Georgia. All costs of operating the new complex in South Georgia, except for certain sales related expenditures, are included in cost of sales during fiscal 2006. In fiscal 2005, the start-up costs incurred were included in selling, general and administrative costs until operations began in the fourth quarter of fiscal 2005. Also, during fiscal 2005 the Company contributed $5.5 million to the Company's Employee Stock Ownership Plan and incurred increased expenses associated with the incentive award program as compared to fiscal 2006. The Company did not make a contribution to the ESOP during fiscal 2006.

The Company had an operating loss of $26.8 million during fiscal 2006 as compared to an operating income of $113.5 million during fiscal 2005. The reduction of $140.3 million resulted from a significant reduction in poultry prices during fiscal 2006 as compared to fiscal 2005 and the start-up of initial operations at the new poultry complex in South Georgia and the conversion of the Collins, Mississippi processing plant to a big bird deboning plant. The Collins, Mississippi plant was down for one week during the first quarter of fiscal 2006 to allow for the installation of equipment necessary to convert the plant to its new product mix.

Interest expense during fiscal 2006 was $2.8 million as compared to $0.4 million during fiscal 2005. The increase in interest expense resulted from a combination of lower interest expensed during fiscal 2005 due to the capitalization of interest for the construction of the new general offices in Laurel, Mississippi, the new poultry complex in South Georgia during fiscal 2005 and higher outstanding debt and interest rates during fiscal 2006 as compared to fiscal 2005.

Other income for fiscal 2006 includes $3.6 million in insurance proceeds resulting from the Company's claim for business interruption losses caused by Hurricane Katrina.

The Company's effective tax rate for fiscal 2006 was 55.2% as compared to 38.3% during fiscal 2005. The 2005 effective tax rate differs from the statutory federal rate due to state income taxes and certain nondeductible expenses for federal income tax purposes. The 2006 effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expense for federal income tax purposes and the benefit of certain federal income tax credits available as a result of the impact of Hurricane Katrina on the Company and state investment credits unrelated to the hurricane.

The Company's net loss was $11.5 million or $0.57 per share for fiscal 2006 as compared to a net income of $70.6 million or $3.51 per share during fiscal 2005.

Liquidity and Capital Resources

On January 12, 2006, Sanderson Farms, Inc. announced that sites in Waco and McLennan County, Texas had been selected for construction of a new poultry processing plant, wastewater treatment facility and hatchery. Sanderson Farms also expanded its feed mill in Robertson County, Texas to satisfy the live production needs associated with the new complex. The Company invested $15.2 million and $88.2 million in these facilities during fiscal 2006 and 2007, respectively.

The Company's working capital at October 31, 2007 was $128.0 million and its current ratio was 2.6 to 1. The Company's working capital and current ratio at October 31, 2006 was $112.9 million and 2.9 to 1. During fiscal 2007, the Company spent approximately $114.4 million on planned capital projects, of which $88.2 million pertains to the construction of the new complex in Waco, Texas and expansion of the Robertson County, Texas feed mill.

The Company's capital budget for fiscal 2008 is approximately $52.2 million and will be funded by cash on hand, internally generated working capital and cash flows from operations. If needed, the Company has $180.0 million available under a revolving line of credit. The fiscal 2008 capital budget includes approximately $17.5 million in operating leases, $4.1 million to allow for installation of equipment to produce IQF chicken products at the Company's prepared foods division in Jackson, Mississippi and $3.5 million for additional soybean meal storage at the Company's Texas feed mill. Without operating leases, the installation of the new IQF equipment and the additional soybean storage, the Company's capital budget for fiscal 2008 would be $27.1 million.

In the second quarter of fiscal 2006, the Company issued a private placement of $50.0 million in unsecured debt. The note carries a 6.12% interest rate that matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The note carries net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility.

On November 17, 2005, the Company entered into a new revolving credit facility. The new facility, among other things, increased allowed capital expenditures, changed the net worth covenant to reflect the Company's new dividend rate, extended the committed revolver by five years rather than the usual three year extension, reduced the interest rate charged on amounts outstanding, and removed a letter of credit commitment related to certain industrial development bonds.

On April 27, 2007, the Company amended its revolving credit facility to, among other things, change the covenant requiring a minimum debt to total capitalization ratio to 55% during fiscal 2008 and 2009, increase the available credit to $225.0 million and extend the expiration date until April 1, 2012. As of October 31, 2007, the Company was in compliance with all covenants and had $180.0 million available to borrow under the revolving credit facility.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Contractual Obligations

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2007 were as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 Years**
Long-term debt	$ 95,328	$ 145	$ 183	$ 55,000	$40,000
Capital lease obligations	1,750	310	680	760	0
Interest on long-term debt	36,867	5,881	11,684	11,589	7,713
Operating leases	20,421	7,130	11,331	1,960	0
Purchase obligations:					
Feed grains, feed ingredients and packaging supplies	51,163	51,163	0	0	0
Construction contracts	3,855	3,855	0	0	0
Claims payable	7,354	3,654	3,700	0	0
Total	$216,738	$ 72,138	$27,578	$ 69,309	$47,713

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories

Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. If market prices for poultry or feed grains move substantially lower, the Company would record adjustments to write down the carrying values of processed poultry and feed inventories to fair market value, which would increase the Company's costs of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in costs of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the costs of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

Long-Lived Assets

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.

Accrued Self Insurance

Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase (or decrease) in cost of sales depending on whether these expenses increased or decreased, respectively.

Income Taxes

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

Contingencies

The Company is a party to a number of legal proceedings and recognizes the costs of legal defense in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

New Accounting Pronouncements

On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not believe the adoption of Interpretation 48 in the 1st quarter of fiscal 2008 will have a material effect on the Company's consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No.157 "Fair Value Measurements" ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This pronouncement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of applying SFAS 157 on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Liabilities — including an Amendment of FASB Statement No. 115 ("SFAS 159"). This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value options has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of applying SFAS 159 on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company purchases its corn, soybean meal and other feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The Company sometimes will purchase feed ingredients for deferred delivery that typically ranges from one month to six months after the time of purchase. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders.

Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined by SFAS 133, "Accounting for Derivatives for Instruments and Hedging Activities." The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2007

Sanderson Farms, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	October 31	
	2007	2006
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,623	$ 7,396
Accounts receivable, less allowance of $1,141,808 in 2007 and $893,808 in 2006	69,484	40,930
Inventories	119,258	96,490
Refundable income taxes	1,102	14,402
Prepaid expenses	14,734	13,179
Total current assets	207,201	172,397
Property, plant and equipment:		
Land and buildings	304,218	246,828
Machinery and equipment	369,800	326,594
	674,018	573,422
Accumulated depreciation	(283,328)	(263,112)
	390,690	310,310
Other assets	2,482	2,360
Total assets	$600,373	$485,067
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 44,978	$ 31,514
Accrued expenses	33,719	23,567
Current maturities of long-term debt	455	4,433
Total current liabilities	79,152	59,514
Long-term debt, less current maturities	96,623	77,078
Claims payable	3,700	3,200
Deferred income taxes	16,352	16,935
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued		
Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-20,239,111 in 2007 and 20,094,571 in 2006	20,239	20,095
Paid-in capital	24,719	17,181
Retained earnings	359,588	291,064
Total stockholders' equity	404,546	328,340
Total liabilities and stockholders' equity	$600,373	$485,067

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended October 31		
	2007	2006	2005
	(In thousands, except per share data)		
Net sales	$1,474,844	$1,047,930	$1,053,192
Cost and expenses:			
Cost of sales	1,289,654	1,023,438	873,677
Selling, general and administrative	59,797	51,308	66,031
	1,349,451	1,074,746	939,708
Operating income (loss)	125,393	(26,816)	113,484
Other income (expense):			
Interest income	364	235	1,257
Interest expense	(5,328)	(2,803)	(433)
Other	84	3,738	173
	(4,880)	1,170	997
Income (loss) before income taxes	120,513	(25,646)	114,481
Income tax expense (benefit)	41,680	(14,145)	43,843
Net income (loss)	$ 78,833	$ (11,501)	$ 70,638
Earnings (loss) per share:			
Basic	$ 3.91	$ (.57)	$ 3.53
Diluted	$ 3.88	$ (.57)	$ 3.51
Dividends per share	$ .50	$ .48	$ .42
Weighted average shares outstanding:			
Basic	20,140	20,070	20,014
Diluted	20,301	20,070	20,137

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Unearned Compensation	Retained Earnings	Total Stockholders' Equity
		(In thousands, except shares and per share amounts)				
Balance at October 31, 2004	19,959,238	$ 19,959	$ 9,090	$ 0	$ 250,292	$279,341
Net income for year					70,638	70,638
Cash dividends ($.42 per share)					(8,524)	(8,524)
Issuance of common stock	103,832	104	2,033			2,137
Issuance of restricted common stock			15,668	(15,360)		308
Amortization of unearned compensation				1,753		1,753
Balance at October 31, 2005	20,063,070	20,063	26,791	(13,607)	312,406	345,653
Reversal of unearned compensation upon adoption of 123R			(13,607)	13,607		0
Net loss for year					(11,501)	(11,501)
Cash dividends ($.48 per share)					(9,841)	(9,841)
Issuance of common stock	31,501	32	526			558
Issuance of restricted common stock			907			907
Amortization of unearned compensation			2,564			2,564
Balance at October 31, 2006	20,094,571	20,095	17,181	0	291,064	328,340
Net income for year					78,833	78,833
Cash dividends ($.50 per share)					(10,309)	(10,309)
Issuance of common stock	144,540	144	3,136			3,280
Issuance of restricted common stock			840			840
Amortization of unearned compensation			3,562			3,562
Balance at October 31, 2007	20,239,111	$20,239	$ 24,719	$ 0	$359,588	$404,546

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31		
	2007	2006	2005
		(In thousands)	
Operating activities			
Net income (loss)	$ 78,833	$(11,501)	$ 70,638
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	33,195	30,833	24,752
Amortization of unearned compensation	3,562	2,564	1,753
Provision for losses on accounts receivable	304	480	1,063
Deferred income taxes	(300)	3,105	(3,115)
Change in assets and liabilities:			
Accounts receivable	(28,858)	(2,577)	9,344
Receivable from insurance companies	0	14,892	(14,892)
Inventories	(22,768)	(11,777)	(9,110)
Prepaid expenses and refundable income taxes	11,462	(16,106)	4,540
Other assets	(385)	(780)	(95)
Accounts payable	13,464	7,046	(5,916)
Accrued expenses and claims payable	10,652	(24,031)	17,419
Total adjustments	20,328	3,649	25,743
Net cash provided by (used in) operating activities	99,161	(7,852)	96,381
Investing activities			
Capital expenditures	(114,449)	(82,615)	(128,107)
Net proceeds from sale of property and equipment	1,138	1,030	897
Net cash used in investing activities	(113,311)	(81,585)	(127,210)
Financing activities			
Net change in revolving credit	20,000	25,000	0
Long-term borrowings	0	50,000	0
Principal payments on long-term debt	(4,138)	(4,132)	(4,126)
Principal payments on capital lease obligation	(295)	(275)	(260)
Dividends paid	(10,309)	(9,841)	(8,524)
Tax benefit on exercised stock options	1,597	190	0
Purchase and retirement of common stock	0	0	0
Net proceeds from common stock issued	2,522	1,275	2,445
Net cash provided by (used in) financing activities	9,377	62,217	(10,465)
Net change in cash and cash equivalents	(4,773)	(27,220)	(41,294)
Cash and cash equivalents at beginning of year	7,396	34,616	75,910
Cash and cash equivalents at end of year	$ 2,623	$ 7,396	$ 34,616
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 27,084	$ 9,952	$ 33,002
Interest paid	$ 7,247	$ 3,355	$ 1,360

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and casual dining operators primarily in the southeastern, southwestern and western United States. Revenue is recognized when product is delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. No customer accounted for more than 10.0% of consolidated net sales during fiscal 2007, 2006 or fiscal 2005. Shipping and handling costs are included as a component of cost of sales.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Hurricane Receivable from Insurance Companies: The Company has recorded insurance recoveries related to Hurricane Katrina when realization of the claim for recovery has been deemed probable and only to the extent the loss has been recorded in the financial statements. Any possible gain that may result from recoveries under the Company's insurance policies are recognized when the insurance proceeds are received.

Inventories: Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line and units of production methods over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. During fiscal 2007, 2006 and 2005, the Company capitalized interest of approximately $2,056,000, $719,000 and $896,000, respectively, to certain capital expenditures.

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $2.5 million, $9.6 million and $13.0 million for fiscal 2007, 2006 and 2005, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense accounted for differently for financial and income tax purposes.

Share Based Compensation: In the first quarter of fiscal 2006, the Company adopted SFAS Statement No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") using the modified prospective method. SFAS No. 123 (R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares to be recognized in the income statement based on their fair values. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS No. 123(R) and for all awards granted to employees prior to the adoption date of SFAS No. 123(R) that are unvested on the adoption date. Accordingly, no restatements were made to prior periods. The adoption of SFAS No. 123(R) was not significant to the Company's operations or financial position for fiscal 2006.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Under APB 25, the Company recorded unearned compensation in the shareholders' equity section of its balance sheet upon the grant of restricted stock and amortized the unearned compensation over the vesting period. Based upon the provisions of SFAS No. 123(R), the Company was required to reverse the previously recorded unearned compensation and to accrue stock based compensation expense as it is earned.

Pro forma information regarding net income and earnings per share is required by SFAS Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS No.123") for fiscal 2005 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation in fiscal 2005.

		(In Thousands) 2005
Net income as reported	$	70,638
Deduct: Total stock-based employee compensation expense for employee stock options determined under fair value based method for all awards, net of related tax effects		(45)
Pro forma net income	$	70,593
Earnings per share		
Basic — as reported	$	3.53
Basic — pro forma	$	3.53
Diluted — as reported	$	3.51
Diluted — proforma	$	3.51

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities.

Fair Value of Financial Instruments: The carrying amounts for cash and temporary cash investments approximate their fair values. The carrying amounts of the Company's borrowings under its credit facilities and long-term debt also approximate the fair values based on current rates for similar debt.

Impact of Recently Issued Accounting Standards:

On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted . The Company does not believe the adoption of Interpretation 48 in the first quarter of fiscal 2008 will have a material effect on the Company's consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This pronouncement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of applying SFAS 157 on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Liabilities — including an Amendment of FASB Statement No. 115 ("SFAS 159"). This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value options has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of applying SFAS 159 on the Company's consolidated financial statements.

2. Hurricane Receivable

The Company's insurance claim from Hurricane Katrina was settled during the fourth quarter of fiscal 2006 for $22.3 million. The Company also received the final installment of $6.8 million on the claim during the fourth quarter of fiscal 2006.

The Company's final insurance claim for property damage, expenses incurred and lost profits of $22.3 million, net of the applicable deductible of $2,750,000 was approximately $3.7 million less than the Company had previously calculated prior to final settlement. Of the $3.7 million, $2.0 million was attributable to additional costs to compensate the Company's contract poultry producers for the loss of revenue they incurred resulting from decreased efficiencies resulting from the storm. Although the Company believes that these payments were warranted to ensure affected growers were able to maintain operations during the difficult weeks subsequent to Katrina, these payments were determined by the Company and the Company's insurance carriers to be not covered under the terms of the policy. The remainder of the $3.7 million difference resulted from final determination of certain estimates used in calculating the initial claim related to lost profits and certain expenses.

As of July 31, 2006, the Company had recognized $18.7 million of the final settlement of $22.3 million. During the fourth quarter of fiscal 2006, the Company recognized $3.6 million as an increase to other income, of which $2.5 million pertains to lost profits and certain expenses incurred during fiscal 2005 and $1.1 million relates to lost profits and certain expenses incurred during fiscal 2006. The Company's lost profits resulted from the destruction of live inventories in the hurricane and from the loss of workforce required to produce higher margin products normally sold by the Company during the weeks immediately following the storm.

3. Inventories

Inventories consisted of the following:

	October 31	
	2007	2006
	(In thousands)	
Live poultry-broilers and breeders	$ 71,908	$ 53,011
Feed, eggs and other	16,817	13,840
Processed poultry	17,284	18,102
Processed food	7,608	6,492
Packaging materials	5,641	5,045
	$119,258	$ 96,490

4. Prepaid expenses

Prepaid expenses consisted of the following:

	October 31	
	2007	2006
	(In thousands)	
Parts and supplies	$ 9,522	$ 7,976
Current deferred tax assets	1,772	2,055
Other prepaid expenses	3,440	3,148
	$14,734	$13,179

5. Accrued expenses

Accrued expenses and claims payable consisted of the following:

	October 31	
	2007	2006
	(In thousands)	
Accrued bonuses	$ 8,842	$ 567
Accrued wages	6,332	4,702
Workers' compensation claims	3,654	3,288
Accrued vacation	3,320	3,125
Accrued rebates	3,263	2,891
Accrued property taxes	3,254	3,167
Other accrued expenses	5,054	5,827
	$33,719	$23,567

6. Long-term Credit Facilities and Debt

Long-term debt consisted of the following:

	October 31	
	2007	2006
	(In thousands)	
Revolving credit agreement with banks (weighted average rate of 6.18% at October 31, 2007)	$ 45,000	$ 25,000
Term loan, accruing interest at 6.12%, maturing in 2016	50,000	50,000
Term loan with an insurance company, accruing interest at 7.05%; due in annual principal installments of $4,000,000, final principal installment paid in July 2007	0	4,000

	October 31 2007	2006
	(In thousands)	
Note payable, accruing interest at 5%; due in annual installments of $161,400, including interest, maturing in 2009	328	466
6% Mississippi Business Investment Act bond-capital lease obligation, due November 1, 2012	1,750	2,045
	97,078	81,511
Less current maturities of long-term debt	455	4,433
	$ 96,623	$ 77,078

On November 17, 2005, the Company entered into a new $200.0 million unsecured revolving credit facility with six banks that extends until 2010. Borrowings are at prime or below and may be prepaid without penalty. A commitment fee of .25% is payable quarterly on the unused portion of the revolver. Covenants related to the revolving credit facility include requirements for maintenance of minimum consolidated net working capital, tangible net worth, debt to total capitalization and current ratio. The agreement also establishes limits on dividends, assets that can be pledged and capital expenditures.

On April 27, 2007, the Company amended the revolving credit facility to, among other things, change the covenant requiring minimum debt to total capitalization rate to 55% during fiscal 2008 and 2009, increase the available credit to $225.0 million and extend the expiration date to April 1, 2012. The Company had $180.0 million available to borrow under the line of credit at October 31, 2007.

The term loan consists of a private placement of $50.0 million in unsecured debt. The term loan matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The term loan has net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility.

The aggregate annual maturities of long-term debt at October 31, 2007 are as follows (in thousands):

Fiscal Year	Amount
2008	$ 455
2009	482
2010	381
2011	370
2012	55,390
Thereafter	40,000
	$ 97,078

Interest of $2,056,000, $719,000 and $896,000 has been capitalized in the years ended October 31, 2007, 2006 and 2005, respectively.

7. Income Taxes

Income tax expense (benefit) consisted of the following:

	Years Ended October 31 2007	2006	2005
		(In thousands)	
Current:			
Federal	$ 37,782	$(14,460)	$ 41,453
State	4,198	(2,790)	5,505
	41,980	(17,250)	46,958
Deferred:			
Federal	170	3,855	(2,705)
State	(470)	(750)	(410)
	(300)	3,105	(3,115)
	$ 41,680	$(14,145)	$ 43,843

Significant components of the Company's deferred tax assets and liabilities were as follows:

	October 31	
	2007	2006
Deferred tax liabilities		
Property, plant and equipment	$21,670	$20,705
Prepaid and other assets	1,160	470
Total deferred tax liabilities	22,830	21,175
Deferred tax assets:		
Accrued expenses and accounts receivable	5,300	4,645
Compensation on restricted stock	2,950	1,650
Total deferred tax assets	8,250	6,295
Net deferred tax liabilities	$14,580	$14,880
Current deferred tax assets (included in prepaid expenses)	$ (1,772)	$ (2,055)
Long-term deferred tax liabilities	16,352	16,935
Net deferred tax liabilities	$14,580	$14,880

The differences between the consolidated effective income tax rate and the federal statutory rate of 35.0% are as follows:

	Years Ended October 31		
	2007	2006	2005
		(In thousands)	
Income taxes at statutory rate	$42,180	$ (8,976)	$40,068
State income taxes	4,139	(1,546)	3,312
State income tax credits	(1,715)	(755)	0
Federal income tax credits	(2,253)	(2,640)	0
Other, net	(671)	(228)	463
Income tax expense	$41,680	$(14,145)	$43,843

8. Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are determined at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $5,750,000 and $5,500,000 in fiscal 2007 and 2005, respectively. The Company did not make a contribution to the ESOP during fiscal 2006.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's compensation and 50% of employee contributions between 3% and 5% of each employee's compensation. The Company's contributions to the 401(k) Plan totaled $3,118,000 in fiscal 2007, $2,893,000 in fiscal 2006 and $2,666,000 in fiscal 2005.

Note 9. Stock Compensation Plans

On February 17, 2005, the shareholders of the Company approved the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan (the "Plan"). The Plan allows the Company's board of directors to grant certain incentive awards including stock options, stock appreciation rights, restricted stock, and other similar awards. The Company may award up to 2,250,000 shares under the Plan.

Pursuant to the Plan, on February 23, 2005, the Company's board of directors approved agreements for the issuance of restricted stock to directors, executive officers and other key employees as designated by the Company's board of directors. Restricted stock granted in fiscal 2005, 2006 and 2007 vests three to ten years from the date of grant. The vesting schedule is accelerated upon death, disability or retirement of the participant or upon a change in control, as defined. Restricted stock grants are valued based upon the closing market price of the Company's Common Stock on the date of grant and are recognized as compensation expense over the vesting period. Compensation expense related to restricted stock grants totaled $3,562,000, $2,564,000 and $1,753,000 during fiscal 2007, 2006 and 2005, respectively.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Shares	Weighted Average Grant Price
Granted during fiscal 2005	354,000	$44.56
Forfeited	(11,000)	$44.56
Outstanding at October 31, 2005	343,000	$44.56
Granted during fiscal 2006	49,050	$33.46
Forfeited	(13,050)	$43.81
Outstanding at October 31, 2006	379,000	$43.15
Granted during fiscal 2007	15,000	$33.70
Forfeited	(5,050)	$42.62
Outstanding at October 31, 2007	388,950	$42.79

None of the restricted awards are vested as of October 31, 2007. The Company had $9.4 million in unrecognized share-based compensation costs as of October 31, 2007 that will be recognized over a weighted average period of 3.1 years.

Also on February 23, 2005 and pursuant to the Plan, the Company's board of directors approved Management Share Purchase Plan agreements (the "Purchase Plan") that authorized the issuance of shares of restricted stock to the Company's directors, executive officers and other key employees as designated by the Company's board of directors. Pursuant to the Purchase Plan, non-employee directors may elect to receive up to 100 percent of their annual retainer and meeting fees in the form of restricted stock. Other participants may elect to receive up to 15 percent of their salary and up to 75 percent of any bonus earned in the form of restricted stock. The purchase price of the restricted stock is the closing market price of the Company's Common Stock on the date of purchase. The Company makes matching contributions of 25 percent of the restricted shares purchased by participants. Restricted stock issued pursuant to the Purchase Plan vests after three years or immediately upon death, disability, retirement or change in control, as defined. If a participant's employment is terminated for any other reason prior to the three-year vesting period, the participant forfeits the matching contribution and the Company may, at its option, repurchase restricted stock purchased by the participant at the price paid by the participant. Matching contributions are recognized as compensation expense over the vesting period. During fiscal 2007, 2006 and 2005, the participants purchased a total of 18,227, 36,680 and 7,497 shares of restricted stock pursuant to the Purchase Plan, valued at $37.87, $28.81 $41.13 per share, respectively, and the Company issued 4,490, 9,085 and 1,832 matching shares, valued at $37.87, $28.88 and $41.11 per share, respectively. Compensation expense related to the Company's matching contribution totaled approximately $138,000, $86,000 and $8,000 in fiscal 2007, 2006 and 2005, respectively.

During the quarter ended January 31, 2007 and 2006, the Company entered into performance share agreements that grant certain officers and key employees the right to receive shares of the Company's common stock, subject to the Company's achievement of certain performance measures. The performance share agreements specify a target number of shares that a participant can receive based upon the Company's average return on equity and average return on sales, as defined, during a three-year performance period beginning November 1 of each performance period. If the Company's average return on equity and average return on sales exceed certain threshold amounts for the three-year performance period, participants will receive 50 percent to 150 percent of the target number of shares, depending upon the Company's level of performance. The target number of shares specified in the performance share agreements executed during the quarter ended January 31, 2006 totaled 73,400 and during the quarter ended January 31, 2007 totaled 102,000. No compensation expense was recognized for the performance shares during the fiscal year ended October 31, 2006 because achievement of the applicable performance measures was not considered probable. Compensation expense of $431,000 was recorded in the fiscal year ended October 31, 2007 for the performance shares issued in the 2007 fiscal year because the attainment of the minimum threshold amounts were considered probable. The attainment of the minimum threshold amounts for the performance shares issued in fiscal year 2006 is not deemed probable at October 31, 2007 and no compensation expense has been recorded for such shares.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock were reserved for grant to key management personnel. Options outstanding at October 31, 2006 were granted in fiscal 2002, have ten-year terms and vest over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2006, 2005, and 2004. The Stock Option Plan has been superceded by the Plan described above and no further options may be issued under the Stock Option Plan.

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at October 31, 2004	357,376	$ 11.56
Granted	0	0.00
Exercised	(102,332)	11.27
Forfeited	(33,501)	12.22
Outstanding at October 31, 2005	221,543	11.66
Granted	0	0.00
Exercised	(31,500)	11.69
Forfeited	(1,500)	12.37
Outstanding at October 31, 2006	188,543	$ 11.66
Granted	0	0.00
Exercised	(144,540)	11.64
Forfeited	(0)	0.00
Outstanding at October 31, 2007	44,003	$ 11.71

The exercise price of the options outstanding as of October 31, 2007, ranged from $7.40 to $12.37 per share. At October 31, 2007, the weighted average remaining contractual life of the options outstanding was 5 years and all of the options were exercisable. The aggregate intrinsic value of the 44,003 stock options outstanding as of October 31, 2007 was $1.0 million. During the fiscal year ended October 31, 2007, 144,540 options were exercised with an intrinsic value of $3.3 million.

10. Shareholder Rights Agreement

On April 22, 1999, the Company adopted a shareholder rights agreement (the "Agreement") with similar terms as the previous one. The purpose of the rights is to force a potential acquirer to negotiate with the Company's board of directors to ensure that the Company's shareholders receive a fair price in any acquisition transaction.

Under the terms of the Agreement a purchase right ("right") was declared as a dividend for each share of the Company's Common Stock outstanding on May 4, 1999. The rights do not become exercisable and certificates for the rights will not be issued until ten business days after a person or group acquires or announces a tender offer for the beneficial ownership of 20% or more of the Company's Common Stock. Special rules set forth in the Agreement apply to determine beneficial ownership for members of the Sanderson family. Under these rules, such a member will not be considered to beneficially own certain shares of Common Stock, the economic benefit of which is received by any member of the Sanderson family, and certain shares of Common Stock acquired pursuant to employee benefit plans of the Company.

The exercise price of a right has been established at $75. Once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $100 per share. Because of the liquidation, voting and dividend preferences associated with the Preferred Stock, the value of one one-hundredth of a share of the Preferred Stock should approximate the value of one share of the Company's Common Stock. In addition, after a person or group acquires 20% of the Common Stock, but before such person or group acquires 50%, the board of directors may exchange the rights for share of the Company's Common Stock at a ratio of one common share to each on one-hundredth of a preferred share.

In some circumstances, the agreement also permits the Company's shareholders to acquire additional shares of the Company's Common Stock, or shares of an acquiror's common stock, at a discount. The rights may be redeemed by the Board of Directors at $0.001 per right prior to an acquisition, through open market purchases, a tender offer or otherwise, of the beneficial ownership of 20% or more of the Company's Commons Stock. The rights expire on May 4, 2009.

11. Other Matters

The Company has vehicle and equipment leases that expire at various dates through fiscal 2012. Rental expense under these leases totaled $8.5 million, $6.3 million and $4.9 million for fiscal 2007, 2006 and 2005, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2007 were as follows:

Fiscal Year	Amount
2008	$ 7.1 million
2009	6.6 million
2010	4.7 million
2011	1.7 million
2012	0.3 million
Thereafter	0.0 million
	$20.4 million

On June 6, 2006, Annie Collins, a former employee of the processing division subsidiary, on behalf of herself and as representative of "a class of individuals who are similarly situated and who have suffered the same or similar damages" filed a complaint against the Company's processing and production subsidiaries in the United States District Court for the Eastern District of Louisiana.

Plaintiffs allege that the Company's subsidiaries violated the Fair Labor Standards Act by failing to pay plaintiffs and other hourly employees for the time spent donning and doffing protective and sanitary clothing and performing other alleged compensable activities, and that "Sanderson automatically deducted thirty minutes from each worker's workday for a meal break regardless of the actual time spent on break." Plaintiffs also allege that they were not paid overtime wages at the legal rate. Plaintiffs seek unpaid wages, liquidated damages and injunctive relief.

On July 31, 2006, following various procedural motions, the Company filed its Answer to the plaintiffs' Complaint.

On July 20, 2006, ten current and former employees of the processing division subsidiary filed an action in the United States District Court for the Eastern District of Louisiana nearly identical to the one described above. Approximately 3,700 individuals purportedly have given their consent to be a party plaintiff to both this action and the action described above. Since the filing of these two complaints, six other substantially similar lawsuits were filed in United States District Courts for the Jackson and Hattiesburg divisions of the Southern District of Mississippi. Unlike the two suits referenced above filed in Louisiana (which suits were consolidated into one action), these complaints are specific to individual processing locations of the processing division subsidiary of the Company.

On March 26, 2007, the parties to the consolidated Louisiana action filed a Joint Motion for Preliminary Approval of Collection Action Settlement and Appointment of Plaintiff's Counsel as Class Counsel. Although not a party to the Louisiana matter, the plaintiffs in the Mississippi suits agreed to be bound by the settlement reached in the Louisiana suit, and the Mississippi suits have been stayed pending approval of the settlement motion before the Louisiana Court. On April 11, 2007, the Court denied the joint motion on two grounds: (1) The motion was premature because no motion to certify a collective action had been filed in the case, and (2) certain contingencies contained in the settlement agreement gave rise to concerns about whether the settlement agreement was in accordance with the Fair Labor Standards Act. The parties filed a Joint Motion for Reconsideration of this order of the Court, which was granted in part and denied in part by order dated May 3, 2007. In the order, the Court stated it would permit notice to the class to proceed. The Court also stated that if certain contingencies agreed to by the parties in the settlement agreement concerning class participation were met, it would consider the reasonableness of the proposed settlement at a fairness hearing The parties agreed to proceed in this manner, and the Court authorized the distribution of notice to the class. At the joint request of the parties, the Court extended the August 1, 2007 deadline for class members to opt into the lawsuits to September 14, 2007. On November 15, 2007, following the completion of notice to the class, the Company voided the settlement agreement because the contingencies in the agreement concerning class participation were not met. The Court held a settlement conference with the parties on December 5, 2007. At that conference, the parties agreed to a new tentative settlement on terms substantially similar to the earlier settlement, but proportionate to the participation elected by the plaintiff group. The parties agreed to an abbreviated notice period, and are seeking Court approval in order to finalize the settlement agreement. Even if approved, the settlement will still be subject to a fairness hearing to be held at the end of the notice period. In the Mississippi cases, the Company is seeking an extension of the stay currently in effect pending the Court's approval of the settlement.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the proceeding sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the preceding sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation, or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

QUARTERLY FINANCIAL DATA

	Fiscal Year 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net sales	$292,711	$360,471	$394,753	$426,909
Gross profit	9,038	56,707	65,438	54,007
Net income (loss)	(2,849)	26,931	30,680	24,071
Diluted earnings (loss) per share	$ (.14)	$ 1.33	$ 1.51	$ 1.18

	Fiscal Year 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In thousands, except per share data) (Unaudited)			
Net sales	$236,203	$239,082	$280,976	$291,669
Gross profit (loss)	(651)	(12,098)	15,244	21,997
Net income (loss)	(8,606)	(16,649)	3,289	10,465
Diluted earnings (loss) per share	$ (.43)	$ (.83)	$ .16	$ .52

(1) Net income for the fourth quarter of fiscal year 2006 reflects the recognition of other income of $3.6 million, or $.11 per share net of income taxes, in insurance proceeds resulting from the Company's claim for business interruption losses caused by Hurricane Katrina. Net income for the third and fourth quarter of fiscal 2006 also reflects a tax benefit of $2.1 and $.5 million from federal income tax credits related to Hurricane Katrina.

Sanderson Farms, Inc. and Subsidiaries

Valuation and Qualifying Accounts

Schedule II

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Describe(1)	Balance at End of Period
			(In Thousands)		
Year ended October 31, 2007					
Deducted from accounts receivable:					
Allowance for doubtful accounts Totals	$ 894	$ 304		$ 56	$1,142
Year ended October 31, 2006					
Deducted from accounts receivable:					
Allowance for doubtful accounts Totals	$ 749	$ 480		$ 335	$ 894
Year ended October 31, 2005					
Deducted from accounts receivable:					
Allowance for doubtful accounts Totals	$1,555	$1,063		$1,869	$ 749

(1) Uncollectible accounts written off, net of recoveries

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2007 an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of October 31, 2007. There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we have concluded that, as of October 31, 2007, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on management's assessment of the Company's internal control over financial reporting as of October 31, 2007.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanderson Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sanderson Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2007 of Sanderson Farms, Inc. and subsidiaries and our report dated December 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2007

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning the Directors of the Registrant and the nominees for election as Directors appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Information concerning the executive officers of the Registrant is set forth in Item 4A of Part I of this Annual Report.

The Registrant also incorporates by reference, as permitted by General Instruction G(3) to Form 10-K, information appearing in its definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b) related to the filing of reports under Section 16 of the Securities Exchange Act of 1934.

The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, whose members are John H. Baker, III, John Bierbusse, Phil K. Livingston, Gail J. Pittman and Charles W. Ritter, Jr. (Chairman). All members of the audit committee are independent directors under the listing standards of the National Association of Securities Dealers. The Registrant's Board of Directors has determined that Phil K. Livingston and John Bierbusse are audit committee financial experts.

The Registrant has adopted a code of ethics that applies to its senior financial personnel, including its chief executive officer, chief financial officer and chief accounting officer. The Registrant will provide a copy of the code of ethics free of charge to any person upon request to:

Sanderson Farms, Inc.
P.O. Box 988
Laurel, Mississippi 39441
Attn.: Chief Financial Officer

Requests can also be made by phone at (601) 649-4030.

Item 11. Executive Compensation.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning remuneration of Directors and executive officers of the Registrant appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning beneficial ownership of the Registrant's Common Stock, which is the only class of the Registrant's voting securities, appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

The following table provides information as of October 31, 2007 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant has no equity compensation plan not approved by security holders. All outstanding options to purchase the Company's common stock were issued under the Registrant's Stock Option Plan approved by shareholders on February 28, 2002. That plan has been superceded by the Registrant's Stock Incentive Plan approved by shareholders on February 17, 2005. No further options or other awards may be granted under the Stock Option Plan. There are 2,250,000 shares of common stock authorized for issuance under the Stock Incentive Plan.

Plan category(1)	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	(b) Weighted-average exercise price of outstanding options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(3)
Equity compensation plans approved by security holders	44,003	$ 11.71	533,649
Equity compensation plans not approved by security holders	0	0	0
Total	44,003	$ 11.71	533,649

(1) The table above does not include information concerning the Registrant's Phantom Stock Agreements dated April 21, 2000 with certain of its executive officers and key employees. These agreements permit the respective holders to claim a cash award from the Registrant at specified times prior to April 21, 2010, equal to a number of shares selected by the holder, but not exceeding in the aggregate the number of shares specified in the agreement, multiplied by the difference between the market value of a share of the Registrant's common stock at that time and $4.9817. The Company has the option to issue shares of its common stock in lieu of the cash payable to a phantom stock holder upon the exercise of such holder's phantom stock. Because the value of a share of phantom stock upon conversion depends on the value of the Registrant's common stock on the conversion date, the number of shares of the Registrant's common stock that would be issuable upon conversion of the outstanding phantom stock in lieu of a cash payment, should the Registrant exercise its option to issue shares in lieu of paying cash, cannot be determined. Information concerning the amount of the Registrant's phantom stock awards is contained in the Registrant's revised definitive proxy statement on Schedule 14A filed on January 28, 2002.

(2) These columns do not reflect the 15,000, 49,050 and 354,000 shares of restricted stock issued to participants in the Stock Incentive Plan in fiscal 2007, 2006 and 2005, respectively, nor the 77,727 shares of restricted stock purchased by or issued to participants under the management stock purchase plan provisions of the Stock Incentive Plan or the purchase prices therefore.

(3) Represents shares available for issuance under the Stock Incentive Plan.

Item 13. Certain Relationships and Related Transactions.

As permitted by General Instruction G(3) to Form 10-K, information, if any, required to be reported by Item 13 of Form 10-K, with respect to transactions with management and others, certain business relationships, indebtedness of management, and transactions with promoters, is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information, if any, is incorporated herein by reference to the definitive proxy statement.

Item 14. Principal Accountant Fees and Services.

As permitted by General Instruction G(3) to Form 10-K, information required to be reported by Item 14 of Form 10-K is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). That information is incorporated by reference into this Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. FINANCIAL STATEMENTS:

The following consolidated financial statements of the Registrant are included in Item 8:

Consolidated Balance Sheets — October 31, 2007 and 2006

Consolidated Statements of Operations — Years ended October 31, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Equity — Years ended October 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows — Years ended October 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements — October 31, 2007

(a)2. FINANCIAL STATEMENT SCHEDULES:

The following consolidated financial statement schedules of the Registrant are included in Item 8:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted as they are not required, are not applicable or the required information is set forth in the Financial Statements or notes thereto.

(a) 3. EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)

Exhibit Number	Description
3.7	By-Laws of the Registrant, amended and restated as of December 2, 2004. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on December 8, 2004.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6 +	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2006. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed January 28, 2006.)
10.7+*	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan.
10.8 +	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held February 17, 2005.)
10.9 +	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K on March 1, 2005.)
10.10 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K on March 1, 2005.)
10.11 +	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.12+	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.13 +	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.14+	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.15 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed December 2, 2005.)

Exhibit Number	Description
10.16+	Form of Restricted Stock Agreement between Registrant and its non-employee directors who are granted restricted stock (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17 +	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed December 2, 2005.)
10.18+	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares (Incorporated by reference to Exhibit 10.22 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2006.)
10.19+*	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares.
10.20	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.21	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.22	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.23	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.24	Agreement dated as of April 22, 1999 between Sanderson Farms, Inc. and Chase Mellon Shareholder Services, L.L.C. (Incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K dated April 22, 1999.)
10.25	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.26	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.27	Credit Agreement dated November 17, 2005 among Sanderson Farms, Inc. and Harris N.A., Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)
10.28	Guaranty Agreement dated November 17, 2005 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)
10.29	Intercreditor Agreement dated as of November 17, 2005 among The Lincoln National Life Insurance Company, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)

Exhibit Number	Description
10.30	First Amendment to Credit Agreement dated April 27, 2007 among Sanderson Farms, Inc. and Harris N.A., Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed May 2, 2007.)
10.31	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.32	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.33	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.34	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.35	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.36	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.37	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan or arrangement.

(b) Agreements Available Upon Request by the Commission.

The Registrant's credit agreement with the banks for which Harris N.A. acts as agent is filed or incorporated by reference as an exhibit to this report. The Registrant is a party to various other agreements defining the rights of holders of long-term debt of the Registrant, but, of those other agreements, no single agreement authorizes securities in an amount which exceeds 10% of the total assets of the Company. Upon request of the Commission, the Registrant will furnish a copy of any such agreement to the Commission. Accordingly, such agreements are omitted as exhibits as permitted by Item 601(b)(4)(iii) of Regulation S-K.

QUALIFICATION BY REFERENCE

Any statement contained in this Annual Report concerning the contents of any contract or other document filed as an exhibit to this Annual Report or incorporated herein by reference is not necessarily complete, and in each instance reference is made to the copy of the document filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDERSON FARMS, INC.

By: /s/ Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer

Date: December 20, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

/s/ Joe F. Sanderson, Jr. Joe F. Sanderson, Jr., Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	12/20/07	/s/ Beverly Wade Hogan Beverly Wade Hogan, Director	12/20/07
/s/ John H. Baker, III, John H. Baker, III, Director	12/20/07	/s/ Robert C. Khayat Robert C. Khayat Director	12/20/07
/s/ Fred Banks, Jr. Fred Banks, Jr. Director	12/20/07	/s/ Phil K. Livingston Phil K. Livingston, Director	12/20/07
/s/ John Bierbusse John Bierbusse, Director	12/20/07	/s/ Dianne Mooney Dianne Mooney Director	12/20/07
/s/ Lampkin Butts Lampkin Butts, Director, President and Chief Operating Officer	12/20/07	/s/ Gail Jones Pittman Gail Jones Pittman, Director	12/20/07
/s/ D. Michael Cockrell D. Michael Cockrell, Director, Treasurer and Chief Financial Officer	12/20/07	/s/ Charles W. Ritter, Jr. Charles W. Ritter, Jr., Director	12/20/07
/s/ Ms. Toni Cooley Toni Cooley Director	12/20/07	/s/ Rowan Taylor Rowan Taylor, Director	12/20/07
/s/ James A. Grimes James A. Grimes, Secretary and Chief Accounting Officer (Principal Accounting Officer)	12/20/07		

EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of December 2, 2004. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on December 8, 2004.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6 +	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2006. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed February 28, 2006.)
10.7+*	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan.
10.8 +	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held January 25, 2007.)

Exhibit Number	Description
10.9 +	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K on March 1, 2005.)
10.10 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K on March 1, 2005.)
10.11 +	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.12+	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.13 +	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.14+	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2007.)
10.15 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed December 2, 2005.)
10.16+	Form of Restricted Stock Agreement between Registrant and its non-employee directors who are granted restricted stock (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17 +	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed December 2, 2005.)
10.18+	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares (Incorporated by reference to Exhibit 10.22 filed with Registrant's Annual Report on Form 10-K for the year ended October 31, 2006.)
10.19+*	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares.
10.20	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.21	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.22	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.23	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)

Exhibit Number	Description
10.24	Agreement dated as of April 22, 1999 between Sanderson Farms, Inc. and Chase Mellon Shareholder Services, L.L.C. (Incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K dated April 22, 1999.)
10.25	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.26	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.27	Credit Agreement dated November 17, 2005 among Sanderson Farms, Inc. and Harris N.A., Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)
10.28	Guaranty Agreement dated November 17, 2005 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)
10.29	Intercreditor Agreement dated as of November 17, 2005 among The Lincoln National Life Insurance Company, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 23, 2005.)
10.30	First Amendment to Credit Agreement dated April 27, 2007 among Sanderson Farms, Inc. and Harris N.A., Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed May 2, 2007)
10.31	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.32	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.33	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.34	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.35	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.36	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.37	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)

Exhibit Number	Description
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

---

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan or arrangement.

Exhibit 10.7

AMENDMENT NO. 1

SANDERSON FARMS, INC. AND AFFILIATES
EMPLOYEE STOCK OWNERSHIP PLAN
(As Amended and Restated Effective August 1, 2006)

WHEREAS, Sanderson Farms Inc. (the "Corporation") maintains the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan (the "Plan ") for the benefit of the employees of the Corporation and its participating affiliates (the "Employer");

WHEREAS, Section 12.1 of the Plan provides that the Corporation, through action of its Board of Directors, may amend the Plan at any time; and

WHEREAS, the Corporation desires to amend the Plan (i) to change the vesting schedule, as required by the Pension Protection Act of 2006 ("PPA"), from a seven-year graduated schedule to a six-year graduated schedule, and (ii) to allow nonspouse beneficiaries to elect direct rollovers of their distributions from the Plan, as permitted by PPA.

NOW THEREFORE BE IT RESOLVED, that, effective November 1, 2007, the Plan shall be amended as follows:

1. Add the following new Section 6.1(b), and redesignate former Section 6.1(b) as Section 6.1(c).

(b) Subject to 6.2 hereof and notwithstanding (a) above, a percentage of the amounts credited to the Accounts of a Participant who is credited with at least one Hour of Service on or after November 1, 2007, shall become vested and nonforfeitable on the basis of his completed Years of Service with the Affiliates according to the following schedule:

Completed Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

2. Add the following new Section 7.7(f):

(f) Notwithstanding (a) through (e) above, effective for distributions made on or after November 1, 2007, if a nonspouse Beneficiary is eligible to receive a distribution of a Participant Accounts, which distribution would otherwise constitute an Eligible Rollover Distribution, and the nonspouse Beneficiary is a designated beneficiary (within the meaning of Treasury Regulation Section 1.401(a)(9)-4), then to the extent permitted by Section 402(c) of the Code, the nonspouse Beneficiary may direct a trustee to trustee transfer of the distribution of the Participant's Accounts to an individual retirement account described in Section 408(a) of the Code or an individual retirement annuity described in Section 408(b) of the Code (other than an endowment contract) established for the purpose of receiving the distribution on behalf of the nonspouse Beneficiary, and (i) such transfer shall be treated as a Direct Rollover of an Eligible Rollover Distribution for purposes of Section 402(c) of the Code, and (ii) such individual retirement account or individual retirement annuity shall be treated as an inherited individual retirement account individual retirement annuity (within the meaning of Section 408(d)(3)(C)).

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 1 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan on this ______day of ______, 2007.

SANDERSON FARMS, INC.

By: ______________________________

Title:_____________________________

Exhibit 10.19

SANDERSON FARMS, INC.

PERFORMANCE SHARE AGREEMENT

This PERFORMANCE SHARE AGREEMENT (this "Agreement"), made and entered into as of the 1st day of November 2007 (the "Grant Date"), by and between _________ (the "Participant") and Sanderson Farms, Inc. (together with its subsidiaries and affiliates, the "Company"), sets forth the terms and conditions of a Performance Share Award issued pursuant to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, adopted on February 17, 2005 (the "Plan") and this Agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.

1. Grant and Issuance of Performance Shares.

(a) As a reward for past service and in consideration of and as an incentive to the Participant's performance of future services on behalf of the Company, and for no additional consideration, the Company hereby grants to the Participant, as of the Grant Date, the right to receive at the end of the Performance Period (hereinafter defined) that certain number of shares of the Company's common stock, par value $1.00 per share (the "Performance Shares"), determined in accordance with Section 2 below, subject to the further terms and conditions set forth herein and in the Plan. The right to receive Performance Shares is subject to forfeiture as provided herein and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of by the Participant, other than by will or by the laws of descent and distribution of the state in which the Participant resides on the date of his death. The "Performance Period" means the three fiscal years of the Company commencing November 1, 2007.

(b) Except as otherwise provided in this Agreement or the Plan, the right to receive Performance Shares shall vest and no longer be subject to forfeiture or any transfer restrictions hereunder at the end of the Performance Period, so long as the Participant has remained continuously employed by the Company from the Grant Date through such date.

(c) In the event of (i) the Participant's termination of employment with the Company by reason of death or Disability, (ii) his termination of employment with the Company after his attainment of eligibility for retirement (as determined by the Board from time to time), or (iii) a Change of Control prior to the end of the Performance Period, the Participant shall be entitled to receive, at the end of the Performance Period, a pro rata portion of the number of Performance Shares to which he otherwise would have been entitled, determined in accordance with the ratio that the number of months the Participant was employed with the Company during the Performance Period bears to the total number of months in the Performance Period. If the Participant's employment with the Company is terminated for any other reason, voluntarily or involuntarily, prior to the expiration of the Performance Period, then the right to receive Performance Shares at the end of the Performance Period shall immediately be forfeited.

(d) If the Board determines in good faith that the Participant has engaged in any Detrimental Activity during the period that the Participant is employed by the Company or during the two-year period following the Participant's voluntary termination of employment or his termination by the Company for Cause, then as of the date of the Board determination the Participant's right to receive Performance Shares shall be forfeited or, if the Performance Shares have already been issued, the Participant shall repay to the Company the fair market value of the Performance Shares as of their issue date.

2. Issuance of Performance Shares.

(a) The Participant's Performance Share Award is a function of his "Target ROE Award" and his "Target ROS Award," calculated as set forth below. The Participant's Target ROE Award is _______ Shares. The Participant's Target ROS Award is _______ Shares.

(b) At the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Equity for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROE"). "Return on Equity" means (i) the Company's net after-tax income for the fiscal year in question, divided by (ii) the average of the shareholders' equity as of the end of the preceding fiscal year and the shareholders' equity as of the end of the fiscal year in question, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Equity will be calculated without regard to such change). The Participant's "Threshold ROE" is 10.80 percent; his "Target ROE" is 12.70 percent; and his "Maximum ROE" is 21.20 percent. If, at the end of the Performance Period, the Company's Average ROE is equal to the Threshold ROE, the Participant will be entitled to receive 50 percent of the Target ROE Award; if the Company's Average ROE is equal to the Target ROE, the Participant will be entitled to receive 100 percent of the Target ROE Award; and if the Company's Average ROE is equal to or greater than the Maximum ROE, the Participant will be entitled to receive 200 percent of the Target ROE Award. If the Company's Average ROE is otherwise between the Threshold ROE and the Maximum ROE, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROE is less than the Threshold ROE, the Participant will not be entitled to receive any Shares as part of his Target ROE Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROE Award.

(c) Likewise, at the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Sales for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROS"). "Return on Sales" means the Company's net after-tax income for the fiscal year in question divided by its net sales for such fiscal year, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Sales will be calculated without regard to such change). The Participant's "Threshold ROS" is 3.70 percent; his "Target ROS" is 3.90 percent; and his "Maximum ROS" is 4.70 percent. If, at the end of the Performance Period, the Company's Average ROS is equal to the Threshold ROS, the Participant will be entitled to receive 50 percent of the Target ROS Award; if the Company's Average ROS is equal to the Target ROS, the Participant will be entitled to receive 100 percent of the Target ROS Award; and if the Company's Average ROS is equal to or greater than the Maximum ROS, the Participant will be entitled to receive 200 percent of the Target ROS Award. If the Company's Average ROS is otherwise between the Threshold ROS and the Maximum ROS, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROS is less than the Threshold ROS, the Participant will not be entitled to receive any Shares as part of his Target ROS Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROS Award.

(d) Within 30 days of the end of the Performance Period, certificates representing the Performance Shares that the Participant is entitled to receive shall be registered in the Participant's name and be delivered to the Participant (or an appropriate book entry shall be made), subject to Section 6 pertaining to the withholding of taxes and Section 14 pertaining to the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that the Board may cause such legend or legends to be placed on any such certificates as it may deem advisable under Applicable Law. Fractional shares will be issued where necessary. Upon issuance, Performance Shares will be fully vested and transferable, except to the extent that their transfer is restricted by Applicable Law.

(e) If this Performance Share Award is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), then prior to the issuance of the Performance Shares, the Compensation Committee of the Board shall certify in writing that the performance goals and any other material terms of the Award were in fact satisfied.

3. <u>No Rights as a Stockholder</u>.

Except as otherwise provided in this Agreement or the Plan, until the issuance of Performance Shares to him, the Participant shall have, with respect to the Performance Shares, none of the rights of a stockholder of the Company, including the right to vote the Performance Shares and the right to receive any dividends or other distributions with respect thereto.

4. Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to stockholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation, or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares, then the number of Performance Shares to which the Participant is entitled pursuant to this Agreement shall be adjusted in the same manner as other outstanding Shares of the Company.

5. Validity of Share Issuance.

The Performance Shares have been duly authorized by all necessary corporate action of the Company and when issued will be validly issued, fully paid and non-assessable.

6. Taxes and Withholding.

As soon as practicable on or after the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to this Award of Performance Shares, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, or the Company may deduct or withhold from any cash or property payable to the Participant, an amount equal to all federal, state, local and foreign taxes that are required by Applicable Law to be withheld with respect to such includible amount. Notwithstanding anything to the contrary contained herein, the Participant may, if the Company consents, discharge this withholding obligation by directing the Company to withhold Performance Shares having a Fair Market Value on the date that the withholding obligation is incurred equal to the amount of tax required to be withheld in connection therewith, as determined by the Board.

7. Notices.

Any notice to the Company provided for in this Agreement shall be in writing and shall be addressed to it in care of its Secretary at its principal executive offices, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

8. Legal Construction.

Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law with respect to which the Plan or this Agreement is intended to qualify, or would cause compensation deferred under the Plan to be includible in a Plan participant's gross income pursuant to Section 409A(a)(1) of the Code, as determined by the Board, such provision shall be construed or deemed amended to conform to Applicable Law or, if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

Governing Law. To the extent not preempted by federal law, this Agreement shall be construed in accordance with and governed by the laws of the State of Mississippi.

9. Incorporation of Plan.

This Agreement and the Performance Share Award made pursuant hereto are subject to, and this Agreement hereby incorporates and makes a part hereof, all terms and conditions of the Plan that are applicable to Agreements and Awards generally and to Performance Share Awards in particular. The Board has the right to interpret, construe and administer the Plan, this Agreement and the Performance Share Award made pursuant hereto. All acts, determinations and decisions of the Board (including its Compensation Committee) made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof and the calculation of the Average ROE, Average ROS and the number of Performance Shares that the Participant is entitled to receive pursuant to this Agreement, shall be in the Board's sole discretion and shall be conclusive, final and binding upon all parties, including the Company, its stockholders, Participants, Eligible Participants and their estates, beneficiaries and successors. The Participant acknowledges that he has received a copy of the Plan.

10. No Implied Rights.

Neither this Agreement nor the issuance of any Performance Shares shall confer on the Participant any right with respect to continuance of employment or other service with the Company. Except as may otherwise be limited by a written agreement between the Company and the Participant, and acknowledged by the Participant, the right of the Company to terminate at will the Participant's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company.

11. Integration.

This Agreement and the other documents referred to herein, including the Plan, or delivered pursuant hereto, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and restrictions imposed by the Securities Act and applicable state securities laws . This Agreement, including the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

13. Amendments.

The Board may, at any time, without consent of or receiving further consideration from the Participant, amend this Agreement and the Performance Share Award made pursuant hereto in response to, or to comply with changes in, Applicable law. To the extent not inconsistent with the terms of the Plan, the Board may, at any time, amend this Agreement in a manner that is not unfavorable to the Participant without the consent of the Participant. The Board may amend this Agreement and the Performance Share Award made pursuant hereto otherwise with the written consent of the Participant.

14. Securities Act.

(a) The issuance and delivery of the Performance Share Award to the Participant have been registered under the Securities Act by a Registration Statement on Form S-8 that has been filed with the Securities and Exchange Commission ("SEC") and has become effective. The Participant acknowledges receipt from the Company of its Prospectus dated November 28, 2005, relating to the Performance Share Award.

(b) If the Participant is an "affiliate" of the Company, which generally means a director, executive officer or holder of 10% or more of its outstanding shares, at the time certificates representing Performance Shares are delivered to the Participant, such certificates shall bear the following legend, or other similar legend then being generally used by the Company for certificates held by its affiliates:

"THESE SHARES MUST NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL FOR THE ISSUER, IS EXEMPT FROM REGISTRATION THROUGH COMPLIANCE WITH RULE 144 OR WITH ANOTHER EXEMPTION FROM REGISTRATION."

The Company shall remove such legend upon request by the Participant if, at the time of such request, the shares are eligible for sale under SEC Rule 144(k), or any provision that has replaced it, in the opinion of the Company's counsel.

15. Arbitration.

Any controversy or claim arising out of or relating to this Performance Share Agreement shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Participant has executed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first written above.

SANDERSON FARMS, INC.

By: ______________________________

Name:
Title:

____

Participant

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-67474 and Form S-8 No. 333-92412) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Option Plan and the Registration Statement (Form S-8 No. 333-123099) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan of our reports dated December 20, 2007 with respect to the consolidated financial statements and schedule of Sanderson Farms, Inc., and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc., included in the Annual Report (Form 10-K) for the year ended October 31, 2007.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2007

EXHIBIT 31.1

CERTIFICATION

I, Joe F. Sanderson, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 20, 2007

/s/ Joe F. Sanderson, Jr.
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, D. Michael Cockrell, certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 20, 2007

/s/ D. Michael Cockrell
Treasurer and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2007 (the "Report"), I, Joe F. Sanderson, Chairman and Chief Executive Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joe F. Sanderson, Jr.
Joe F. Sanderson, Jr.
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)
December 20, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2007 (the "Report"), I, D. Michael Cockrell, Treasurer and Chief Financial Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ D. Michael Cockrell
D. Michael Cockrell
Treasurer and Chief Financial Officer
December 20, 2007

Performance Graph

The following graph presents a comparison of the five-year cumulative total stockholder return among the Company, the NASDAQ Composite Index, and a group of peer companies. The peer group consists of the following companies: Cagles, Inc., Pilgrim's Pride, Inc. and Tyson Foods, Inc. (the "Peer Group Index"). The Company selected the Peer Group Index because the return reflected in the Peer Group Index presents stockholders with a comparison of total stockholder return with other publicly held companies in our industry.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sanderson Farm, Inc., The NASDAQ Composite Index
And A Peer Group
$350
$300
$250
$200
$150
$100
$50
$0
10/02
10/03
10/04
10/05
10/06
10/07
Sanderson Farm, Inc.
NASDAQ Composite
Peer Group

* $100 invested on 10/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending October 31.

	10/02	10/03	10/04	10/05	10/06	10/07
Sanderson Farm, Inc.	**100.00**	**196.80**	**279.42**	**299.98**	**234.57**	**311.78**
NASDAQ Composite	**100.00**	**144.06**	**149.55**	**161.38**	**182.42**	**221.36**
Peer Group	**100.00**	**134.99**	**151.98**	**184.04**	**151.05**	**170.76**

Board of Directors

Joe F. Sanderson, Jr.

John H. Baker, III

Fred Banks, Jr.

John Bierbusse

Lampkin Butts

Mike Cockrell

Toni D. Cooley

Beverly Wade Hogan

Robert C. Khayat

Phil K. Livingston

Dianne Mooney

Gail Jones Pittman

Charles W. Ritter, Jr.

Rowan H. Taylor

Executive Officers

Joe F. Sanderson, Jr.

Lampkin Butts

Mike Cockrell

James A. Grimes

Corporate Information

Corporate Offices

Transfer Agent

Independent Registered Public Accounting Firm

Form 10-K


Sanderson
Farms

Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com

Sanderson Farms
LAUREL, MS
USDOT
END